SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2004

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Luis Felipe Pedreira Dutra Leite
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2004	12.31.2004	3	07.01.2004	09.30.2004	2	04.01.2004	06.30.2004
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 09/30/2004	2 - PREVIOUS QUARTER 06/30/2004	3 - SAME QUARTER, PREVIOUS YEAR 09/30/2003
Paid-in Capital
1 - Common	23,558,245	15,692,063	15,735,878
2 - Preferred	33,519,497	22,121,315	22,801,455
3 - Total	57,077,742	37,813,378	38,537,333
Treasury Stock
4 - Common	60,731	60,731	104,546
5 - Preferred	1,951,726	1,046,077	498,254
6 - Total	2, 012,457	1,106,808	602,800

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 – Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER
01	RCA	09/14/2004	Interest on own capital	10/08/2004	Common	0.0040300000
02	RCA	09/14/2004	Interest on own capital	10/08/2004	Preferred	0.0044330000
03	RCA	09/14/2004	Dividend	10/08/2004	Common	0.0018500000
04	RCA	09/14/2004	Dividend	10/08/2004	Preferred	0.0020350000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN
01	04/28/2004	3,142,055	17,996	Private Subscription in Cash	55,727	0.3229310000
01	08/27/2004	4,742,803	1,600,748	Company Merger	19,264,364	0.0830937000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 10/22/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total assets	21,268,085	6,966,487
1.01	Current assets	165,492	278,372
1.01.01	Available funds	792	67
1.01.01.01	Cash and cash equivalents	792	67
1.01.02	Credits	34,241	35,588
1.01.02.01	Taxes recoverable	34,241	35,588
1.01.03	Inventories	0	0
1.01.04	Other	130,459	242,717
1.01.04.01	Dividends and/or interest on own capital receivable	129,766	242,438
1.01.04.02	Other assets	693	279
1.02	Long-term receivables	617,878	535,768
1.02.01	Sundry credits	533,001	451,053
1.02.01.01	Deposits in court	44,432	42,131
1.02.01.02	Advances to employees for purchase of shares	168,641	174,890
1.02.01.03	Deferred income tax and social contribution	319,928	234,032
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	84,877	84,715
1.02.03.01	Other assets	84,877	84,715
1.03	Permanent assets	20,484,715	6,152,347
1.03.01	Investments	20,484,715	6,152,347
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	20,440,981	6,113,505
1.03.01.02.01	Subsidiaries	20,185,655	5,836,994
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	255,326	276,511
1.03.01.03	Other investments	43,734	38,842
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	21,268,085	6,966,487
2.01	Current liabilities	3,378,590	2,747,870
2.01.01	Loans and financings	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	42	17
2.01.04	Taxes, charges and contributions	201	514
2.01.04.01	Other taxes, charges and contributions	201	514
2.01.05	Dividends payable	501,692	213,645
2.01.05.01	Dividends payable	324,022	10,350
2.01.05.02	Provision for interest on own capital	177,670	203,295
2.01.06	Provisions	6,648	4,329
2.01.06.01	Social and labor	3,230	2,093
2.01.06.02	Statutory	3,418	2,236
2.01.07	Payable to related parties	2,870,005	2,529,362
2.01.08	Other	2	3
2.01.08.01	Payroll, profit sharing and related charges	0	0
2.01.08.02	Other liabilities	2	3
2.02	Long-term liabilities	147,858	147,345
2.02.01	Loans and financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	147,858	147,345
2.02.03.01	For contingencies	147,858	147,345
2.02.04	Payable to related parties	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	17,741,637	4,071,272
2.05.01	Paid-in capital	4,742,803	3,142,055
2.05.02	Capital reserves	12,859,449	19,173
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share repurchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.02.04	Premium on share subscription	12,840,276	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	421,755	910,044
2.05.04.01	Legal	245,713	237,335
2.05.04.02	Statutory	1,336,998	1,248,306
2.05.04.02.01	For investments	1,336,998	1,248,306
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(1,160,956)	(575,597)
2.05.04.07.01	Treasury stock	(1,160,956)	(575,597)
2.05.05	Accumulated profit / loss	(282,370)	0

03.01 - INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004	4 - 01/01/2004	5 - 07/01/2003	6 - 01/01/2003
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	48,205	625,451	309,407	1,093,689
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,783)	(16,713)	(11,147)	(13,968)
3.06.02.01	Administrative	(234)	(1,790)	(156)	(1,125)
3.06.02.02	Management fees	(1,596)	(5,084)	(1,964)	(2,852)
3.06.02.03	Provisions for contingencies	47	(9,839)	(9,027)	(9,991)
3.06.03	Financial	(132,973)	(127,294)	(331)	(29,732)
3.06.03.01	Financial income	13,895	36,040	7,388	28,821
3.06.03.02	Financial expenses	(146,868)	(163,334)	(7,719)	(58,553)
3.06.04	Other operating income	6,825	6,825	338	357
3.06.05	Other operating expenses	(44,083)	(90,085)	(21,702)	(64,131)
3.06.05.01	Goodwill amortization - subsidiaries	(21,185)	(63,656)	(21,184)	(63,553)
3.06.05.02	Other	(22,898)	(26,429)	(518)	(578)
3.06.06	Equity in the earnings of subsidiaries	220,219	852,718	342,249	1,201,163
3.07	Operating profit	48,205	625,451	309,407	1,093,689
3.08	Non-operating results	(1,191)	(1,191)	(70)	(215,513)
3.08.01	Income	0	0	(1)	0
3.08.02	Expenses	(1,191)	(1,191)	(69)	(215,513)
3.09	Income before taxes/profit sharing	47,014	624,260	309,337	878,176
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax and social contribution	85,896	80,957	32,739	94,223
3.12	Statutory profit sharing/contributions	(1,182)	(3,418)	(1,718)	5,430
3.12.01	Profit sharing	(1,182)	(3,418)	(1,718)	5,430
3.12.01.02	Management	(1,182)	(3,418)	(1,718)	5,430
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	131,728	701,799	340,358	977,829
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	55,065,285	55,065,285	37,934,533	37,934,533
	EARNINGS PER SHARE	0.00239	0.01274	0.00897	0.02578
	LOSS PER SHARE

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

Amounts in thousands of Reais

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the Company or AmBev), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally. Based on this agreement, this product is already being sold in Portugal and Spain.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Agreement with Inbev

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, Company’s shareholders approved the conclusion of the transaction with Interbrew S.A. (“Interbrew”), announced on March 3, 2004. The alliance between AmBev and InBev S.A, (“InBev”), Interbrew’s new denomination, involved:

  The incorporation of an indirect holding company of Labatt Brewing Company Limited (“Labatt Canada”) by AmBev (the “Incorporation”). The incorporation was approved by the majority vote of shareholders attending AmBev’s Extraordinary General Meeting

  Labatt Brewing Canada Holding Limited, a company headquartered in the Bahamas and that indirectly held a 100% stake in Labatt Canada, was incorporated by AmBev in exchange for 19,264,363,201 new issued shares, whereas 7,866,181,882 are common shares and 11,398,181,319 are preferred shares, representing nearly 33.5% and 34.4% of Ambev’s total voting capital, respectively

  On this same date, shares of Tinsel Investment S.A. (“Tinsel”), a holding company, which indirectly controlled AmBev, were incorporated by InBev. InBev issued 141,712 million new shares to BRC S.à.r.l (“BRC”), in exchange for the totality of Tinsel’s capital. Tinsel, on the other hand, through Braco Investimentos S.A. (“Braco”) and Empresa de Administração e Participações S.A. – ECAP (“ECAP”), indirectly holds 22.5% of AmBev’s total capital and 52.8% of Ambev’s voting capital

  BRC contributed with all its InBev’s shares received in view of the capital increase mentioned above to Stichting Interbrew (“Stichting”), InBev’s controlling company, in exchange for Stichting’s 141,712,000 certificates. The 321,712,000 shares of InBev, currently pertaining to Stichting, represent approximately 56% of all InBev’s issued and outstanding shares, and shall be subject to a shareholders’ agreement executed between Stichting and its partners (BRC, Eugénie Patri Sébastien (“EPS”), and an affiliated company of EPS, Rayvax Société d'Investissements S.A.), which deals, amongst other things, with certain aspects related to Stichting and InBev’s governance and management and to the transfer of holding in Stichting and InBev

Giving continuity to the conclusion of the operation, and pursuant to the Brazilian legislation, InBev shall carry out a mandatory public offering for the acquisition of AmBev’s remaining common shares

As announced on March 3, Fundação Antonio e Helena Zerrenner shall remain as part of the shareholders’agreement of AmBev, jointly with InBev, which shall remain in effect up to 2019.

(c) Incorporation of Labatt Canada

The total amount of the Incorporation, R$ 14,441,024 thousand was recorded as follows: (i) AmBev’s capital stock increase at the amount of R$ 1,600,748 thousand; and (ii) an increase of goodwill reserve at the amount of R$ 12,840,276 thousand.

The consolidated effect of Labatt Holding ApS (“Labatt ApS”), a company headquartered in Denmark and direct controlling company of Labatt Canada, on the interim statements of AmBev is shown as follows:

On September 30, 2004
Accounts receivable from clients, net	241,402
Accounts receivable from related parties	61,607
Inventories	225,535
Tax recoverable	11,033
Others	86,864

Current Assets	626,441

Deferred Income Tax	135,334
Goodwill on the acquisition of companies	16,764,055
Other investments	25,269
Fixed Assets	1,168,594
Deferred Assets	3,765

Total Assets	18,723,458

On September 30, 2004
Suppliers	107,846
Payroll and Charges	91,711
Loans and financings	235,471
Income Tax Payable	498,606
Provisions for restructurings	172,710
Other taxes	138,714
Others	195,262

Current Liabilities	1,440,320

Long-term loans and financings	2,279,417
Provision for post-retirement benefits	580,376
Others	72,813

Total long-term liabilities	2,932,606
Shareholders’ equity	14,350,532

Total liabilities and shareholders’ equity	18,723,458

2 Significant Accounting Practices

(a) Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

The accounting practices adopted in preparing the quarterly information are consistent with those adopted by the Company in preparing the audited financial statements for the year ended December 31, 2003.

The quarterly information and our financial statements prepared for the year ended December 31, 2003 should be read as a whole. Our statements of income for the three- and nine-month period ended September 30, 2004 are not necessarily indicative of the income for the full year ending on December 31, 2004.

(b) Consolidated financial statements

All assets, liabilities and results of the Company’s subsidiaries are consolidated, and the interest of minority shareholders in the shareholders’ equity and results of subsidiaries is segregated.

The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(c) Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

Quilmes Industrial S.A. (Quinsa) has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 54.80% as of September 30, 2004. Such acquisitions generated a R$ 98,944 loss in the Company’s results for the quarter ended September 30, 2004, (R$ 16,866 in the quarter ended June 30, 2004), because the amount paid was higher than the shares’ equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years.

Quinsa’s controllers have the right to exchange their 373.5 million class A Quinsa shares for AmBev shares during specified periods each year starting as from April 2003, or at any time if there is a change in AmBev’s control structure. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa’s principal shareholders shall be determined by an agreed formula based on the two companies’ EBITDA.

The net assets of Quinsa, of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company's financial statements, are as follows:

September 30, 2004

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	284,130	969	333	285,432
Long-term receivables	278,534		6,354	284,888
Permanent assets	1,203,074	504	961	1,204,539
Current liabilities	(361,653)	(850)	(5)	(362,508)
Long-term liabilities	(444,790)		(11,409)	(456,199)
Minority interest	(217,741)			(217,741)

Total net assets	741,554	623	(3,766)	738,411

(i) 54.80% ownership interest.
(ii) 50% ownership interest.
(iii) 50% ownership interest.

June 30, 2004

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	428,732	325	323	429,380
Long-term receivables	207,090		6,223	213,313
Permanent assets	1,235,326	509	1,024	1,236,859
Current liabilities	(301,304)	(1,480)	(5)	(302,789)
Long-term liabilities	(450,866)		(11,199)	(462,065)
Minority interest	(215,668)			(215,668)

Total net assets	903,310	(646)	(3,634)	899,030

(i) 50,98% ownership interest.
(ii) 50% ownership interest.
(iii) 50% ownership interest.

Quinsa, Agrega, and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows for the quarters ended:

September 30, 2004

	Quinsa	Agrega	ITB	Total

Net sales	251,946	211		252,157
Cost of products and services sold	(119,677)			(119,677)

Gross profit	132,269	211		132,480
Operating expenses	(103,792)	(741)	(200)	(104,733)

Operating income (loss)	28,477	(530)	(200)	27,747
Non-operating income	(171)			(171)
Income tax provision	(17,415)		68	(17,347)
Minority interest	(4,925)			(4,925)

Income (loss) for the period	5,966	(530)	(132)	5,304

September 30, 2003

	Quinsa	Agrega	ITB	Total

Net sales	172,652	135	2,324	175,111
Cost of products and services sold	(91,425)		(1,586)	(93,011)

Gross profit	81,227	135	738	82,100
Operating expenses	(110,232)	(633)	(921)	(111,786)

Operating loss	(29,005)	(498)	(183)	(29,686)
Non-operating income	(1,845)			(1,845)
Income tax provision	1,234		62	1,296
Minority interest	4,478			4,478

Loss for the period	(25,138)	(498)	(121)	(25,757)

(d) Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries which are not subject to financial charges. Agreements involving the Company’s foreign subsidiaries are usually updated based on the U.S. dollar variation, plus 10% interest p.a. Intercompany loans are consolidated based on the same criteria described above.

3 Other assets

	Parent Company		Consolidated

	09.30.04	06.30.04	09.30.04	06.30.04

Current assets
Deferred result of commodities swap and forward operations, net			1,216	114
Prepaid expenses			138,678	149,929
Advances to suppliers and others			77,517	45,028
Other accounts receivable	693	279	164,702	127,814

	693	279	382,113	322,885

Long term receivables
Long-term financial investments			171,692	90,767
Other recoverable taxes and charges	84,877	84,715	352,266	344,610
Prepaid expenses			113,891	114,948
Surplus assets – Instituto AmBev			22,030	22,030
Other accounts receivable			42,718	47,343

	84,877	84,715	702,597	619,698

4 Holdings in Direct Subsidiaries

(a) Changes, including goodwill and negative goodwill, of holdings in direct subsidiaries

Description	CBB	Arosuco	Agrega	Hohneck (i)	Labatt ApS(i)	Total

Balance on June 30, 2004	5,779,538	334,601	(645)	11		6,113,505
Investment acquisition					14,441,024	14,441,024
Dividends received and receivable	(121,761)	(199,445)				(321,206)
Financial resources provided			1,800			1,800
Equity in the results of affiliates	201,029	117,038	(532)		(97,316)	220,219
Exchange variation on investments					6,824	6,824
Amortization of goodwill	(21,185)					(21,185)

Balance on September 30, 2004	5,837,621	252,194	(623)	11	14,350,352	20,440,981

(i)	Headquartered abroad.

(b) Goodwill and negative goodwill

	Parent Company		Consolidated

	09.30.04	06.30.04	09.30.04	06.30.04

Goodwill
CBB – based on appreciation of fixed assets	144,579	144,579	144,579	144,579
Expectation of future profitability	702,760	702,760	702,760	702,760

	847,339	847,339	847,339	847,339

Expectation of future profitability			16,582,339
Labatt Canadá			1,123,224	1,123,224
Quinsa			26,557	26,557
Cympay			190,815	173,363
Embodom			28,101	28,101
Malteria Pampa			5,116	5,116
Indústrias Del Atlântico			5,514	5,514
Cervejaria Miranda Corrêa S.A.			3,745,556
Subsidiárias Labatt Canadá
Quinsa and subsidiaries (proportionally consolidated)			573,988	583,233

Total goodwill	847,339	847,339	23,128,549	2,792,447

Accumulated Amortization	(442,067)	(420,882)	(4,467,507)	(837,498)

Total goodwill, net	405,272	426,457	18,661,042	1,954,949

Negative goodwill, net
CBB	(149,946)	(149,946)	(149,946)	(149,946)
Cervesursa			(16,944)	(17,458)
Inversiones Cerveceras Sociedad Anonima - Incesa (proportionally consolidated)			(9,288)	(9,393)

Total negative goodwill	(149,946)	(149,946)	(176,178)	(176,797)

	255,326	276,511	18,484,864	1,778,152

(c) Information on direct subsidiaries

	On September 30, 2004

Description	CBB	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - in thousands
• Common shares/quotas	19,881,631	0.3	6,510	10,000	1,000,017
• Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	6,510	10,000	1,000,017

Percentage of direct holding
• In relation to preferred shares	100
• In relation to common shares/quotas	99.9	99.7	50	0.009
• In relation to total shares/quotas	99.9	99.7	50	0.009	100

Information on the financial statements of directly controlled subsidiaries:

Adjusted shareholder's equity	5,582,301	252,946	1,247	1,188,469	14,350,532

Adjusted net income (loss) for the quarter	183,326	104,615	(1,061)	(54,333)	(97,316)

	On June 30, 2004

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
• Common shares/quotas	19,881,631	0.3	6,510	10,000
• Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	6,510	10,000

Percentage of direct holding
• In relation to preferred shares	100
• In relation to common shares/quotas	99.9	99.7	50	0.009
• In relation to total shares/quotas	99.9	99.7	50	0.009

Information on the financial statements of direct subsidiaries:

Adjusted shareholder’s equity	5,503,034	335,599	(1,292)	1,242,803

Adjusted net income (loss) for the quarter	224,281	41,833	(1,387)	(62,140)

Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in note 4(a) may not correspond to the holding percentage applied to the subsidiary’s result in the quarter, listed in this note.

(d) Main material indirect holdings in subsidiaries

	Total percentage of indirect holding

Company name	09.30.04	06.30.04

Brazil
Eagle	100	100
IBA-Sudeste	99.3	99.3

Abroad
Jalua Spain S.A.	100	100
Lambic S.A.	87.3	87.3
Monthiers (i)	100	100
Aspen	100	100
(i)	Wholly-owned subsidiary of Jalua Spain S.A.

5 Property, plant and equipment

(a) Break-down of property, plant and equipment

	Consolidated

	09.30.04			06.30.04

	Cost	Accumulated depreciation	Residual value	Residual value	Annual depreciation rates - %

Land	299,360		299,360	266,859
Buildings and constructions	2,450,548	(1,088,590)	1,361,957	1,217,831	4
Machinery and equipment	7,951,300	(5,876,706)	2,074,594	1,324,081	10 to 20
Offsite equipment	1,450,920	(637,580)	813,340	663,639	10 to 20
Other assets and intangibles	1,209,403	(606,729)	602,674	580,213	4 to 20
Constructions in progress	321,481		321,481	223,224

	13,683,012	(8,209,605)	5,473,406	4,275,847

As of September 30, 2004, the subsidiaries held for sale properties, with a book value of R$ 123,823 (June 30, 2004 – R$ 137,454), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 76,644 (June 30, 2004 – R$ 86,058).

During the quarter there was no need for provision for potential losses on realization of property, machinery and equipment.

(b) Assets with restrictions

Due to bank loans taken by the Company and its subsidiaries, on September 30, 2004 there are properties, machineries and equipments whose availability are restricted, in the residual amount of R$ 858,702 (June 30, 2004 - R$ 1,060,664). Such restriction has no impact on the use of such assets and on the Company's operations.

6 Deferred

	Consolidated

	09.30.04	06.30.04

Cost
Pre-operating	185,656	182,951
Expenses with implementation and expansion	55,296	56,479
Future profitability	146,323	146,323
Others	114,164	108,855

	501,439	494,608

Accumulated amortization	(240,292)	(231,081)

	261,147	263,527

7 Loans and Financing

			Consolidated

			Current		Long-term

Type/purpose	Financial charges (p.a.)	Final maturity	09.30.04	06.30.04	09.30.04	06.30.04

Local currency
ICMS sales tax incentives	4.79%	June 2013	34,949	45,097	354,533	340,777
Capital expenditures	2.40% above the TJLP	December 2008	153,772	177,560	209,469	234,777
Other	16.75%	June 2007	194,067	11,023	296	335

			382,788	233,680	564,298	575,889

Foreign currency
Working Capital (ii)	4.02%	December 2005	798,008		1,700,235
Syndicated loan	2.4% above quarterly LIBOR (i)	August 2004		1,125,679
Foreign debt securities	9.77%	September 2013	57,627	59,576	2,858,600	3,107,500
Raw material import financing	6.17%	May 2005	137,186	235,673
Capital expenditures (ii)	4.58%	June 2010	109,339	125,029	1,002,535	452,105
Other	6.32%	October 2008	2,750	487,827	85,057	68,582

			1,104,910	2,033,784	5,646,427	3,628,187

			1,487,698	2,267,464	6,210,725	4,204,076

(i)	Fixed interest rate of 5.95% per annum through a LIBOR swap operation.
(ii)	There were some variations in these accounts compared to the last quarter, basically due to Labatt ApS incorporation events, as presented on Note 1 (c).

Abbreviations used:
•TJLP - Long Term Interest Rate
•LIBOR - London Interbank Offered Rate
•ICMS - Value-added Tax on Sales and Services.

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries.

(b) Due dates

As of September 30, 2004, long-term financings fall due as follows:

2005	1,758,478
2006	250,648
2007	408,328
2008	717,987
2009	17,115
2010	70,162
2011	1,456,933
2012	90,477
2013 and on	1,440,597

6,210,725

(c) ICMS sales tax incentives

Description	09.30.04	06.30.04

Short and long term balances
Financings	389,482	385,874
Deferrals of taxes on sales	349,942	362,851

	739,424	748,725

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually over five years as from the original due date.

The amount of R$ 349,942 (June 30, 2004 - R$ 362,851) of “Deferrals of taxes on sales” includes a current portion of R$ 95,222 (June 30, 2004 - R$ 130,983) classified under “Other taxes and contributions payable”.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

On July 28, 2004, the Company carried out the total settlement of its syndicted loan in the amount of R$ 974,663, net of hedge effect of the correspondent debt.

(e) Notes issued on the international market

CBB issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”), with a guarantee from AmBev. These Notes incur 8.75%% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

CBB issued in December 2001 US$ 500 million in foreign securities (“Bond 2011”), with a guarantee from AmBev. These Notes incur 10.7% interest p.a., amortized semi-annually as from June 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(f) Contractual clauses

As of September 30, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On September 30, 2004, the portion of debt in the amount of US$ 4.7 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

8 Other Liabilities

	Parent Company		Consolidated

	09.30.04	06.30.04	09.30.04	06.30.04

Current liabilities

Profit sharing - employees and management			84,904	53,379
Provision for supply rights			16,615	49,481
Accounts payable - acquisition of Embodom			57,655	62,675
Accounts payable to related parties			2,666
Provision for restructuring			172,710
Deferred net income from commodities swap and forward operations			22,184	13,891
Cask warehouses (i)			77,723
Others accounts payable	2	3	246,131	120,609

	2	3	680,588	300,035

Long-term liabilities

Provision for pensioners’ health care benefits			654,878	75,717
Deferred income tax and social contribution			55,299	56,514
Deferred Net Income from Debt Swap Operations			69,435
Other accounts payable			43,296	43,562

			822,908	175,793

(i)	These deposits are carried out by our points of sale in Canada at the time of beer sale, as a guarantee for the containers. They are refunded as soon as they are returned.

9 Liabilities Related to Fiscal Claims and Provisions for Contingencies

	Consolidated

	09.30.04	06.30.04

Social Integration Program (PIS)
and Social Contribution on Revenue (COFINS)	374,606	363,773
Value-added Tax on Sales and Services (ICMS)
and Excise Tax (IPI)	543,047	538,691
Income Tax and Social Contribution	47,852	48,238
Labor claims	201,710	205,925
Lawsuits involving distributors and resellers	34,479	34,325
Other	90,657	91,416

	1,292,351	1,282,368

As of September 30, 2004, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,071,500 (June 30, 2004 – R$ 936,700).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i)PIS – The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii)COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution, as prescribed by current legislation.

(b) ICMS and IPI Taxes

This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Zero-rated IPI credits, which have not been used by the Company and its subsidiaries yet, totaling R$ 228,056 as of September 30, 2004, were recorded under “Other taxes and charges recoverable”, in long-term assets.

(c) Income Tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On September 30, 2004, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indexes, amounted to R$ 132,144 (June 30, 2003 - R$ 124,734).

(e) Distributors’ and resellers’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, due to the non-compliance, by the resellers, with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), to products and to suppliers.

10 Social Programs

(a) AmBev Private Pension Plan Institute (IAPP)

CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by the IAPP. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended September 30, 2004, the Company and its subsidiaries made contributions of R$ 916 (September 30, 2003 –R$1,086) to IAPP.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Currently the Company does not grant such new benefits. On September 30, 2004, the balance of R$ 74,502 (June 30, 2004 – R$ 75,717) was recorded in the Company’s consolidated financial statements under “Provision for employee benefits” in long-term liabilities.

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, as prescribed in NPC 26.

11 Shareholders’ Equity

(a) Changes in shareholders’ equity of the parent company

	Subscribed and paid-in capital	Capital reserve	Legal reserve	Statutory reserve for investments	Treasury Stock	Retained earnings	Total

On June 30, 2004	3,142,055	19,173	237,335	1,248,306	(575,597)	-	4,071,272

Capital increase per share subscription	1,600,748						1,600,748
Premium on share subscription		12,840,276					12,840,276
Share buyback					(585,3590)		(585,359)
Advances of dividends as interest on own equity						(209,630)	(209,630)
Advanced dividends						(107,996)	(107,996)
Interest on own capital and prescribed dividends						598	598
Appropriation and uses of net income			8,378	88,692		(97,070)	-
Income for the period						131,728	131,728

On September 30, 2004	4,742,803	12,859,449	245,713	1,336,998	(1,160,956)	(282,370)	17,741,637

(b) Subscribed and paid-in capital

The AGE of August 27, 2004, approved the issue , by the Company, of 19,264,363 thousand shares, being 7,866,182 thousand common shares and 11,398,181 thousand preferred shares, and also decided to appropriate to the capital stock account the amount of R$ 1,600,748 and to the capital reserve account the amount of R$12,840,276 as premium on share subscription, which was fully subscribed by Labatt ApS legal representatives.

Thus, on September 30, 2004, Company’s capital in the amount of R$ 4,742,803, is represented by 57,077,742 thousand shares, being 33,519,497 thousand preferred shares and 23,558,245 thousand common shares, all of them nonpar nominative shares.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company’s By-Laws, as amended by an AGE of May 18, 2004, provide for the following appropriation of net income for the year, after statutory deductions:

(i) 35% as mandatory dividend to all shareholders.

(ii) An amount not lower than 5% and not higher than 61.75% of net income to be transferred to a reserve for investments, in order to finance the expansion of the Company and its subsidiaries’ activities, including through subscriptions of capital increases or the creation of new businesses. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation of up to 5% of net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors in the beginning of the fiscal year.

(d) Interest on own capital

Interest on own capital, as well as dividends not claimed in a three-year term as from the beginning of their payment, prescribe and are returned to the company (pursuant to Law 6,404/76, article 287, subparagraph II, item a). The amount of R$ 598 was returned to the “Accumulated Profit” account during the third quarter of 2004.

(e) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity as of September 30, 2004

Parent company’s shareholders’ equity	17,741,637

Treasury stock acquired by the subsidiary CBB	(104,990)

Total consolidated shareholders' equity	17,636,647

(f) Treasury stock

Changes in the Company’s treasury stock during the quarter ended September 30, 2004 were as follows:

	Number of shares (in thousands)

Description	Preferred	Total	Thousands of Reais

Balance on June 30, 2004	894,183	894,183	575,597
Acquisitions	905,649	905,649	585,359

Balance on September 30, 2004	1,799,832	1,799,832	1,160,956

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 104,990. Therefore, on September 30, 2004, the balance of treasury stock totals R$ 1,265,946 in the Company's consolidated financial statements.

12 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees.

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective 2003. As of September 30, 2004, the outstanding balance of loans relating to the plans granted prior to that date totals R$ 192,048 (June 30, 2004 - R$ 212,402). The loans are collateralized by the financed shares.

Summary of stock option purchases movement in the quarter ended September 30, 2004 is as follows:

	Call Options thousands

	09.30.04	06.30.04

Balance of call options to be exercised
at the beginning of the quarter	653,783	717,843
Movement occurred during the period
Exercised		(55,727)
Cancelled	(664)	(8,333)

Balance of call options to be exercised
at the end of the quarter	653,119	653,783

13 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The composition of outstanding mark-to-market derivatives exposure as of September 30 and June 30, 2004 is as follows:

Description	09.30.04	06.30.04

Currency hedge
US$/R$	2,578,707	4,054,026
Yen/US$		978,863
Peso/US$	128,820	160,480
CAD/US$	505,857

Interest rate hedge
Floating LIBOR vs. fixed LIBOR	32,057	1,013,711
CDI (Interbank Deposit Certificate)x Fixed Rate	1,448,277	861,736
Fixed Rate
Fixed Rate vs. Canadian Bankers Acceptance	970,213

Commodities hedge
Aluminum	86,588	140,781
Sugar	77,436	85,513
Wheat	7,973

	5,835,928	7,295,110

(c) Currency and interest rate hedges

As of September 30, 2004, unrealized gains on variable earnings in derivative operations were limited to the lower value between the instruments yield curve or their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended September 30, 2004, an additional gain of R$ 194,025 (June 30, 2004 – R$ 99,902), as shown in the chart below:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	523,602	560,295	36,693
Swaps/forwards	(182,203)	(24,871)	157,332

	341,399	535,424	194,025

(d) Financial liabilities

The Company’s financial liabilities, represented mainly by the foreign debt securities (Bonds) and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indexes of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have determined an additional loss, before income tax and CSLL, of approximately R$ 551,262, on September 30, 2004, as shown in the chart below:

Financial instruments	Book value	Market value	Unrealized gains (losses)

Bonds	2,916,227	3,467,489	551,262

	2,916,227	3,467,489	551,262

The criteria used to calculate the market value of the financial liabilities are as follows:

•	Bonds: secondary market value of the Notes based on the closing quotation on the base date of September 30, 2004 (approximately 122,50% of face value for Bond 2011 and 114,50% for Bond 2013).

(e) Financial income and expenses

	Consolidated

	Quarter ended

	09.30.04	09.30.03

Financial income
Net gains on derivative instruments	(51,516)	72,428
Exchange variation on financial investments	(48,611)	469
Financial income on cash equivalents	23,093	47,624
Financial charges on taxes, contributions and deposits in court	7,265	31,998
Other	23,663	251

	(46,106)	152,770

Financial expenses
Exchange variation on financings	330,525	(113,731)
Net losses on derivative instruments	(221,826)	15,722
Financial charges on foreign currency debt	(112,047)	(65,226)
Financial charges on debt in Reais	(32,518)	(31,927)
Taxes on financial transactions	(31,364)	(23,054)
Financial charges on contingencies and others	(14,353)	(35,133)
Other	(10,925)	(8,127)

	(92,508)	(261,476)

(f) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

14 Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of consolidated Income Tax and CSLL expense with nominal rates

	Quarter ended

	09.30.04	09.30.03

Consolidated net income, before income tax and CSLL	304,942	418,976

Profit sharing and contributions	(37,268)	(22,868)

Consolidated net income, before Income Tax, CSLL and minority interest	267,674	396,108

Expense with Income Tax and CSLL at nominal rates	(91,009)	(134,677)

Adjustments to determine the actual rate
Interest on own capital	71,274	40,815
Effect of non-deductible goodwill amortization	(16,371)	(6,504)
Income from foreign subsidiaries excluded from taxation	(162,932)	25,690
Equity gains in subsidiaries	11,263	16,922
Income tax incentives deduction	33,899
Permanent additions, exclusions and other	13,508	(4,382)

Income Tax and CSLL expense	(140,368)	(62,136)

(b) Composition of benefit (expense) of Income Tax and CSLL

	Parent Company		Consolidated

	09.30.04	09.30.03	09.30.04	09.30.03

Current			(113,496)	(120,096)
Deferred	85,896	32,739	(26,872)	57,960

Total	85,896	32,739	(140,368)	(62,136)

(c) Composition of deferred taxes

	Parent Company		Consolidated

	09.30.04	09.30.03	09.30.04	09.30.03

Long term receivables
Tax loss carryforwards	251,903	196,288	1,215,550	1,247,029
Temporary differences
Non-deductible provisions	50,272	50,097	429,965	425,548
Other	17,753	(12,353)	372,580	230,785

	319,928	234,032	2,018,095	1,903,362

Long-term liabilities
Temporary differences
Accelerated depreciation			17,861	17,861
Other			37,438	38,653

			55,299	56,514

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

Nominal amounts (millions of reais)

2004	251
2005	257
2006	265
2007	308
2008	135

1,216

The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax asset as of September 30, 2004 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of September 30, 2004 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the estimates.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

15 Commitments with suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

16 Other Operating Income (Expenses), Net

	Parent Company		Consolidated

	Quarter ended		Quarter ended

	09.30.04	09.30.03	09.30.04	09.30.03

Operating income
Equity in results and gains from subsidiaries			33,127	43,952
Exchange gains or losses on investments abroad	6,824			13,742
Taxes and contributions recovered			775	2,687
Discount on debts payment				16,572
Other operating income	1	338	4,690	17,821

	6,825	338	38,592	94,774

Operating expenses
Exchange gains or losses on investments abroad			(93,504)
Amortization of goodwill	(21,184)	(21,184)	(245,699)	(59,360)
PIS and Cofins on other income	(22,041)		(18,959)	(4,750)
Other operating expenses	(858)	(518)	(13,178)	(25,239)

	(44,083)	(21,702)	(371,340)	(89,349)

Operating income (expenses), net	(37,258)	(21,364)	(332,748)	5,425

17 Non-operating Income (Expenses), Net

	Parent Company		Consolidated

	Quarter ended		Quarter ended

	09.30.04	09.30.03	09.30.04	09.30.03

Non-operating income
Disposal of property, plant and equipment			14,190	17,884
Gain of interest ownership in investees			11	12,646
Other non-operating income		(1)	1,342	7,717

			15,543	38,247

Non-operating expenses
Provision for losses on property for sale				(1,068)
Loss of interest ownership in investees		(69)	(96,427)	(15,284)
Cost of divestitures			(21,050)	(2,175)
Other non-operating expenses	(1,191)		(2,745)	(2,533)

	(1,191)	(70)	(120,222)	(21,060)

Non-operating income (expenses), net	(1,191)	(70)	(140,679)	17,187

18 Insurance

As of September 30, 2004 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

19 Subsequent events

(a) Extraordinary Shareholders’ Meeting (AGE)

At the AGE of October 6, 2004, the Company’s Board of Directors approved the cancellation of Company’s 800,000,000 preferred shares held as treasury stocks, without altering AmBev’s capital stock.

(b) Mandatory Tender Offer (“MTO”)

On October 12, 2004, the company informed the market that InBev had filed with Comissão de Valores Mobiliários (“CVM”) its request for approval of the terms and conditions of the mandatory tender offer (“MTO”) resulting from the combination with AmBev, as required by article 254-A of the Brazilian Corporate Law # 6,404/76.

InBev has proposed to offer AmBev’s common shareholders the option to: (i) exchange common AmBev shares into InBev shares, at an exchange ratio equivalent to 80% of the exchange ratio agreed with the former controlling shareholders of AmBev; or (ii) cash payment in Reais equivalent to ª353,28 for each thousand common shares of AmBev. Terms and conditions of the MTO cannot be considered final until approved by the CVM.

(c) Beverage Associates (BAC) Corp. not to accelerate exercise of share exchange option

On October 28, 2004, AmBev announced that had been informed by Beverage Associates (BAC) Corp. that BAC has elected not to accelerate the exercise of its option to exchange all Class A shares of Quilmes Industrial (Quinsa), Société Anonyme currently held by BAC for common and preferred shares of AmBev.

Quinsa, Argentina’s largest beer producer, is jointly controlled by AmBev and BAC. Pursuant to the existing agreements between AmBev and BAC, BAC has the right, exercisable in April of each year, to exchange its Quinsa Class A shares for a number of AmBev common and preferred shares determined in accordance with a pre-defined formula. However, the change of AmBev's ownership structure, resulting from the completion of the recent business combination with InBev, gave BAC the ability to accelerate the exercise of its option under the existing agreements.

In light of BAC’s decision not to accelerate its option in connection with the change in the ownership structure, BAC’s option becomes exercisable again in April of 2005.

AmBev currently holds 230,920,000 Quinsa Class A shares and 38,388,914 Quinsa Class B shares, representing a 39.5% voting and 54.5% economic interest in Quinsa. BAC currently holds 373,520,000 Quinsa Class A shares, representing a 54.8% voting and 33.1% economic interest in Quinsa.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Group 8 – Consolidated Performance Overview

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total assets	31,774,253	14,127,407
1.01	Current assets	4,031,433	4,497,147
1.01.01	Available funds	710,153	1,029,232
1.01.01.01	Cash and cash equivalents	710,153	1,029,232
1.01.02	Credits	1,878,896	2,241,505
1.01.02.01	Marketable securities	622,552	1,205,062
1.01.02.02	Unrealized gains on derivatives	0	178,662
1.01.02.03	Clients	845,922	420,777
1.01.02.04	Taxes recoverable	410,422	437,004
1.01.03	Inventories	1,060,271	903,525
1.01.03.01	Finished products	266,448	137,075
1.01.03.02	Work in progress	87,541	52,600
1.01.03.03	Raw materials	441,491	512,049
1.01.03.04	Production materials	159,167	103,467
1.01.03.05	Supplies and other	105,624	98,334
1.01.04	Other	382,113	322,885
1.01.04.01	Other assets	382,113	322,885
1.02	Long term receivables	3,470,447	3,284,620
1.02.01	Sundry credits	2,644,027	2,527,468
1.02.01.01	Deposits in court, compulsory deposits and tax incentives	433,884	411,704
1.02.01.02	Share purchase financing	192,048	212,402
1.02.01.03	Deferred income tax and social contribution	2,018,095	1,903,362
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	826,420	757,152
1.02.03.01	Property, plant and equipment held for sale	123,823	137,454
1.02.03.02	Other assets	702,597	619,698
1.03	Permanent assets	24,272,373	6,345,640
1.03.01	Investments	18,537,820	1,806,266
1.03.01.01	Associated companies	3,237	0
1.03.01.02	Subsidiaries	18,484,864	1,778,152
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill (net)	18,484,864	1,778,152
1.03.01.03	Other investments	49,719	28,114
1.03.02	Property, plant and equipment	5,473,406	4,275,847
1.03.03	Deferred charges	261,147	263,527

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	31,774,253	14,127,407
2.01	Current liabilities	5,284,562	4,027,694
2.01.01	Loans and financing	1,487,698	2,267,464
2.01.02	Debentures	0	0
2.01.03	Suppliers	807,140	462,742
2.01.04	Taxes, charges and contributions	1,373,788	620,176
2.01.04.01	Income tax and social contribution	686,871	113,915
2.01.04.02	Other	686,917	506,261
2.01.05	Dividends payable	508,656	227,287
2.01.05.01	Dividends payable	330,992	24,000
2.01.05.02	Provisions for interest on own capital	177,664	203,287
2.01.06	Provisions	0	0
2.01.07	Payable to related parties	329	949
2.01.08	Other	1,106,951	449,076
2.01.08.01	Payroll, profit sharing and related charges	265,157	138,899
2.01.08.02	Losses on unrealized derivatives	161,206	10,142
2.01.08.03	Other liabilities	680,588	300,035
2.02	Long-term liabilities	8,580,703	5,894,105
2.02.01	Loans and financing	6,210,725	4,204,076
2.02.02	Debentures	0	0
2.02.03	Provisions	1,292,351	1,282,368
2.02.03.01	For contingencies	1,292,351	1,282,368
2.02.04	Payable to related parties	0	0
2.02.05	Other	1,077,627	407,661
2.02.05.01	Deferred taxes on sales	254,719	231,868
2.02.05.02	Other liabilities	822,908	175,793
2.03	Deferred income	0	0
2.04	Minority interest	272,341	239,326
2.05	Shareholders' equity	17,636,647	3,966,282
2.05.01	Paid-in capital	4,742,803	3,142,055
2.05.02	Capital reserves	12,859,449	19,173
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share purchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.02.04	Premium on share subscription	12,840,276	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	316,765	805,054
2.05.04.01	Legal	245,712	237,335
2.05.04.02	Statutory	1,336,998	1,248,306
2.05.04.02.01	For investments	1,336,998	1,248,306
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserves	(1,265,945)	(680,587)
2.05.04.07.01	Treasury stock	(1,265,945)	(680,587)
2.05.05	Retained earnings/losses	(282,370)	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.01	Gross sales and/or services	5,699,515	14,840,842	3,969,992	11,620,851
3.02	Deductions	(2,748,546)	(7,337,652)	(1,949,111)	(5,746,985)
3.03	Net sales and/or services	2,950,969	7,503,190	2,020,881	5,873,866
3.04	Cost of sales and/or services	(1,179,131)	(3,109,956)	(896,704)	(2,861,955)
3.05	Gross profit	1,771,838	4,393,234	1,124,177	3,011,911
3.06	Operating expenses/income	(1,362,216)	(3,216,357)	(722,388)	(1,602,736)
3.06.01	Selling	(573,915)	(1,489,699)	(336,336)	(961,276)
3.06.01.01	Marketing	(355,569)	(884,961)	(179,438)	(513,885)
3.06.01.02	Direct distribution	(218,346)	(604,738)	(156,898)	(447,391)
3.06.02	General and administrative	(317,112)	(854,218)	(279,903)	(731,513)
3.06.02.01	Administrative	(146,439)	(378,245)	(94,815)	(293,145)
3.06.02.02	Management fees	(6,307)	(19,597)	(5,761)	(9,686)
3.06.02.03	Depreciation, amortization and depletion	(136,460)	(379,233)	(105,646)	(302,204)
3.06.02.04	Provisions for contingencies	(27,906)	(77,143)	(73,681)	(126,478)
3.06.03	Financial	(138,614)	(555,734)	(108,706)	297,398
3.06.03.01	Financial income	(46,106)	396,991	152,770	555,308
3.06.03.02	Financial expenses	(92,508)	(952,725)	(261,476)	(257,910)
3.06.04	Other operating income	38,592	235,885	94,775	208,047
3.06.05	Other operating expenses	(371,340)	(553,086)	(89,349)	(410,997)
3.06.06	Equity in the result of subsidiaries	173	495	(2,869)	(4,395)
3.07	Operating profit	409,622	1,176,877	401,789	1,409,175
3.08	Non-operating results	(104,679)	(147,146)	17,187	(11,123)
3.08.01	Income	15,543	58,098	38,247	50,270
3.08.02	Expenses	(120,222)	(205,244)	(21,060)	(61,393)
3.09	Income before taxes/profit sharing	304,943	1,029,731	418,976	1,398,052
3.10	Provision for Income tax and social contribution	(113,496)	(233,839)	(120,096)	(548,344)
3.11	Deferred income tax	(26,872)	2,660	57,960	154,156
3.12	Statutory profit sharing/contributions	(37,268)	(92,192)	(22,868)	(31,387)
3.12.01	Profit sharing	(37,268)	(92,192)	(22,868)	(31,387)
3.12.01.01	Employees	(31,501)	(76,356)	(18,572)	(28,813)
3.12.01.02	Management	(5,767)	(15,836)	(4,296)	(2,574)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	4,421	(4,561)	6,386	5,352
3.15	Net income/loss for the period	131,728	701,799	340,358	977,829
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	55,065,285	55,065,285	37,934,533	37,934,533
	EARNINGS PER SHARE	0,00239	0,01274	0,00897	0,02578
	LOSS PER SHARE

08.01 – Consolidated Performance Overview for the quarter

AMBEV REPORTS THIRD QUARTER 2004 RESULTS

São Paulo, November 3, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the largest brewer in Latin America, announces today its results for the third quarter 2004 (3Q04). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev Brazil business unit are comprised of the Brazilian beer segment, the Brazilian carbonated soft drinks (CSD) and non-alcoholic, non-carbonated (Nanc) segment and the “Other Products” segment. AmBev’s consolidated results is the sum of AmBev Brazil’s plus the results of the Hispanic Latin America (HILA) (comprising AmBev’s average 52.3% economic stake at Quinsa and AmBev’s controlled subsidiaries in Latin America) and North America (represented by the operations of Labatt Brewing Company Limited (“Labatt”)) business units. Comparisons, unless otherwise stated, refer to the third quarter 2003 (3Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev’s consolidated EBITDA reached R$1,135.7 million in the quarter, already including Labatt’s results. EBITDA for AmBev’s operations pre-combination with InBev S.A. (“InBev”) reached R$976.7 million, up 25.6%.

AmBev’s Brazilian beer business reached 67.0% market share in September, according to ACNielsen; Beer Brazil volumes increased by 17.1%, and net revenues per hectoliter reached R$120.3.

EBITDA for the CSD & Nanc segment was R$109.2 million, 69.7% above 3Q03. EBITDA margin reached 31.1%, increasing by 10.2 percentage points.

The HILA business unit delivered EBITDA of R$114.2 million, reflecting the strong growth of its operations. The main contributors for this result were Quinsa, Embodom (Dominican Republic) and Cerveceria Rio (Guatemala).

Labatt, which results were consolidated by AmBev for the first time, contributed EBITDA of R$159.1 million for the period from August 27 (closing date for the AmBev-InBev business combination) through September 30.

Financial Highlights – AmBev Consolidated R$ million	3Q04	3Q03	% Change
Net revenues	2,951.0	2,020.9	46.0%
Gross profit	1,771.8	1,124.2	57.8%
EBIT	908.7	581.6	56.2%
EBITDA	1,135.7	777.8	46.0%
Net income	131.7	340.4	(61.3%)
EPS (R$/000 shares)	2.39	8.97	(73.4%)
EPS (US$/000 shares)	0.80	3.06	(73.4%)

Values may not add up due to rounding. Average exchange rate used for 3Q04 is R$2.98=US$1.00 and R$2.93=US$1.00 for 3Q03. Total number of shares as of September 30, 2004 was 57,077,741,805. Shares in treasury at the same date amounted to 2,012,456,463, including shares held by CBB in treasury. Per share calculation is based on 55,065,285,342 shares, the number of existing shares excluding shares in treasury.

Comments from Carlos Brito, AmBev’s CEO:

Given the results achieved in the 3Q04, first I would like to congratulate all our AmBev team for their determination and outstanding performance. We entered 2004 facing a tough challenge ahead. Nine months later, all of us are proud for the achievement so far of a reasonable part of our commitments.

We reached in September 67% of beer market share in Brazil. Net revenues per hectoliter for Beer Brazil recovered to R$120.3, back to the levels of 3Q03. Despite the higher expenses dedicated to strengthen our brands, EBITDA margin for beer remained at 43.6%. Building upon Beer Brazil results, CSD & Nanc and our HILA business unit delivered very positive performances. EBITDA margin for CSD & Nanc reached a record level of 31.1%, and market share in soft drinks stabilized above 16%. Moving into the Hispanic Latin America, Quinsa’s strong performance and the profitable operations in Guatemala and the Dominican Republic provided for an EBITDA growth of 106%.

3Q04 results are promising, indicating that AmBev is in the right path to sustainable long term growth. Nevertheless, we know that many challenges remain ahead, but as large as those challenges are our determination and the opportunities the market reserves for AmBev. In Latin America, we are enthusiastic on both the growth perspectives for the continent and AmBev’s potential for expansion in the markets of Central America, Caribbean and the Andean Pact. In North America, where we landed in 3Q04, we remain excited about the value creation potential at Labatt, and also on the perspectives for Brahma in the imports segment in the US.

We are determined to move forward, committed to achieving continuous growth and building the one true American Beverage Company.

IMPORTANT NOTES ON DISCLOSURE POLICY

Due to the business combination between AmBev and InBev, closed on August 27, 2004, AmBev’s financial statements for 3Q04 consolidate Labatt’s results for the first time. Following the merger of the Canadian brewery operations into AmBev, two changes to our disclosure policy were implemented:

1.	The business unit previously called “International Operations” has been renamed Hispanic Latin America (HILA).

2.	A new business unit, called North America, was created for the discussions regarding Labatt’s results.

Labatt’s results consolidated into AmBev refer to the period from August 27 through September 30, 2004, observing the AmBev-InBev business combination closing date.

No pro-forma adjustment will be provided in AmBev’s consolidated results. However, to allow a better understanding of the performance in Canada, we are releasing Labatt’s 2003 information, adjusted to reflect the effects of the corporate restructuring before the merger into AmBev.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues

Total: R$2,951.0 million

EBITDA

Total: R$1,135.7 million

Note: Exclusively in 3Q04 the consolidation of the North America division refers only to the month of September.

AmBev Brazil

Highlights Brazil R$ million	Volume (000 hl)	Net Revenues	Gross Profit	EBITDA
3Q04 Results
Beer	14,012	1,686.0	1,084.6	734.9
CSD & Nanc	4,424	350.5	162.6	109.2
Other Products[1]	n.m.	51.5	19.1	18.3

Total Brazil	18,436	2,088.0	1,266.3	862.4

______________________
1 This segment relates to sale of malt and by-products to third parties.

Beer Brazil

Net Revenues

Net revenues for Beer Brazil increased by 17.2%, reaching R$1,686.0 million. This performance was the result of a 17.1% increase in volumes and 0.1% increase in revenues per hectoliter, which amounted to R$120.3.

The increase in sales volumes was a consequence of the continuous market share recovery (67% Sep/04 X 66% Sep/03, according to ACNielsen), as well as the recovery of Brazil’s beer market (ACNielsen registered a market growth of 4.6% in 3Q04). In terms of net revenues per hectoliter, despite remaining flat versus 3Q03, we highlight the recovery compared to 2Q04, with a 2.5% increase. This recovery was the result of several factors, including (i) reduction in the discounts for the Antarctica brand; (ii) higher percentage of sales through the company’s direct distribution system (40.7% 3Q04 X 38.3% 2Q04); (iii) slight price repositionings in the on premise channel in certain regions of the country; and (iv) higher percentage of cans in the company’s sales mix.

Highlights 3Q04 Beer Brazil

Volume	+17.1%
Net revenue	+17.2%
Net revenue/hl	+0.1%
EBITDA	+14.7%
EBITDA/hl	-2.0%
EBITDA margin	-0.9 p.p.
Market share (Sep/04)	+1.0 p.p.

Cost of Goods Sold (COGS)

Cost of goods sold amounted to R$601.4 million, up 9.5%. COGS per hectoliter was R$42.9, declining by 6.5% against 3Q03 and by 1.9% against 2Q04. The decrease in relation to 2Q04 was due to a greater dilution of fixed production costs, including depreciation.

Gross Profit

Gross profit for Beer Brazil reached R$1,084.6 million, up 22.0% in relation to 2003. Gross margin was 64.3%, a 120 bps expansion.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses for Beer Brazil segment amounted to R$476.7 million, up 26.2%. As witnessed in the first two quarters of 2004, the main reason for this increase were higher selling and marketing expenses, which reached R$148.2 million this quarter. However, higher selling and marketing expenses have consistently been translated into continuous market share recovery. Since November 2003, AmBev has already recovered 440 bps of market share, reaching 67.0% in September 2004.

The increase in SG&A expenses is also due to higher direct distribution expenses, which amounted to R$155.5 million (increase of 34.3%). This increase was a consequence of greater volumes sold through the direct distribution system, resulting from the increase in volumes sold, and from a higher percentage of volumes sold directly (40.7% 3Q04 X 32.9% 3Q03). We highlight that this increase in expenses is more than offset by the channel’s higher net revenues per hectoliter.
Direct distribution expenses per hectoliter were R$27.3, 7.4% lower than 3Q03 and 10.9% lower than 2Q04. The decrease against 2Q04 is fully due to a greater dilution of fixed operating costs, which more than offset the higher percentage of the on premise channel in the direct distribution sales mix (please note that in spite of higher distribution expenses, the on premise channel is the most profitable).
Administrative expenses for Beer Brazil amounted to R$89.2 million, up 5.6%, but below the 6.7% accumulated inflation index - IPCA - for the last twelve months (October 2003 through September 2004).
Finalizing the SG&A analysis, depreciation expenses related to sales and administration totaled R$83.7 million, up 20.8%. This increase is due to a greater number of AmBev’s sub-zero coolers installed in the market.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$607.9 million, increasing by 18.8%. EBIT margin was 36.1%, representing a 50 bps expansion.

EBITDA for the segment reached R$734.9 million, up 14.7%. EBITDA margin was 43.6%, representing a reduction of 90 bps.

CSD & Nanc

Net Revenues

Net revenues of the Brazilian Carbonated Soft Drinks (CSD) and Non-Alcoholic Non-Carbonated Beverages (Nanc) segment increased by 14.1%, reaching R$350.6 million. Net revenues benefited from an increase in volumes (+3.7%) as well as in net revenues per hectoliter (+10.0%).

Despite the increase in volumes, external market research data shows only a small increase in total market volumes (+0.8%) and a small drop in AmBev’s market share (16.2% Sep/04 X 16.4% Sep/03). Net revenues per hectoliter reached R$79.3 in 3Q04, a 10.0% growth against 3Q03 and 2.7% against 2Q04. The better performance of unitary net revenues resulted from small price repositionings of specific presentations and at certain channels, as well as a greater percentage of cans in the sales mix.

Highlights 3Q04 CSD & Nanc

Volume	+3.7%
Net revenue	+14.1%
Net revenue/hl	+10.0%
EBITDA	+69.7%
EBITDA/hl	+63.7%
EBITDA margin	+10.2 p.p.
Market share CSD (Sep/04)	-0.2 p.p.

Cost of Goods Sold (COGS)

Cost of goods sold totaled R$187.9 million, down 3.7%. In unitary terms, COGS per hectoliter was R$42.5, 7.1% and 3.6% below 3Q03 and 2Q04, respectively. The sequential COGS reduction was due in most part to a greater dilution of fixed operating costs, including depreciation.

Gross Profit

Gross profit for the CSD & Nanc segment was R$162.6 million, increasing by 44.8%. Gross margin reached 46.4%, expanding 990 bps.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses increased by 7.7%, totaling R$88.5 million.

Selling and marketing expenses, amounting to R$27.1 million (+17.0%), contributed the most to this increase. Higher selling and marketing expenses are in line with the investments necessary to support the equity of the brands Guaraná Antarctica and Pepsi Cola.

Direct distribution expenses were R$31.3 million, up 3.0%. This increase was a consequence of greater volumes sold through AmBev’s direct distribution system, boosted by higher sales volume and a greater percentage of volumes sold directly (51.5% 3Q04 X 50.0% 3Q03). We highlight that this increase in expenses is more than offset by the channel’s higher revenue per hectoliter.

In unitary terms, direct distribution expenses per hectoliter were R$13.7, 3.7% and 9.3% lower than in 3Q03 and 2Q04, respectively. The decrease in comparison to 2Q04 was fully due to a greater dilution of fixed operating costs.

Administrative expenses for the CSD & Nanc segment amounted to R$3.7 million, down 4.8%. The reduction in administrative expenses resulted from an even greater integration of administrative processes between the CSD & Nanc and Beer Brazil segments. The company’s Shared Services Central is the main lever behind these gains.

Concluding the SG&A analysis, depreciation expenses related to sales and administration reached R$26.4 million, up 6.9%.

EBIT and EBITDA

EBIT for the CSD & Nanc segment reached R$74.1 million, increasing by 145.7%. EBIT margin was 21.1%, representing an expansion of 1,130 bps.

EBITDA for the CSD & Nanc segment reached R$ 109.2 million, a 69.7% growth. EBITDA margin was 31.1%, representing an expansion of 1,020 bps.

Other Products Brazil

This segment is comprised of malt and by-product sales to third parties. Net sales for 3Q04 remained basically flat at R$51.5 million. EBITDA reached R$18.3 million, up 5.6%.

Hispanic Latin America – HILA

HILA Highlights R$ million	Volume (000hl)	Net Revenues	Gross Profit	EBITDA
3Q04 Results
Beer
Quinsa (1)	3,220	191.1	114.7	84.4
Others HILA(2)	634	103.9	52.7	5.9
Soft Drinks
Quinsa(1)	1,545	60.8	17.6	6.0
Others HILA(2)	946	99.3	42.7	17.9

Total HILA	6,345	455.2	227.6	114.2

(1)	Sales volume corresponds to Quinsa’s operations in full. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev’s proportional economic stake in Quinsa (52.3%).
(2)	Sales for Venezuela also include non-alcoholic malt beverages volume.

Quinsa

Quinsa’s contribution to AmBev’s net revenues was R$252.0 million, up 45.9%. The increase in net revenues consolidated by AmBev was due to (i) AmBev’s greater average economic interest in Quinsa (52.3% 3Q04 X 43.3% 3Q03), and (ii) organic growth of the Southern Cone beer operations (volumes +9.9%) as well as soft drinks operations (volumes +14.8%).

In the beer segment, 3Q04 highlights were Quinsa’s performances in Uruguay and Bolivia, with volumes growing 43.2% and 18.2%, respectively. Regarding soft drinks, the Uruguayan operation recorded an 85.0% increase in volumes; in Argentina the increase was of 13.1%. The increase in volumes is in line with the recovery of the domestic markets in the countries where Quinsa operates.

Quinsa’s operational margins2 have also improved. Gross margin reached 50.3% (3Q03: 48.0%); EBITDA margin was 35.9% (3Q03: 31.8%); and EBIT margin was 22.3% (3Q03: 16.4%). Quinsa’s contribution to AmBev’s EBIT was R$59.3 million (+107.4%) and to EBITDA, R$90.4 million (+55.4%).

______________________
2 Quinsa’s operational margins present a slight difference to the results consolidated by AmBev. This arises from AmBev’s different economic stakes in Quinsa in each month of the quarter.

Other HILA Operations - AmBev

Net sales of AmBev’s other operations in Hispanic Latin America amounted to R$203.3 million, increasing by four times. This high increase rate is explained by AmBev’s new operations in Ecuador, Guatemala, Peru and the Dominican Republic, as well as by Venezuela’s organic growth (volumes +47.2%).

Our operations in Ecuador and Peru are on track regarding their respective business plans. The development of a solid beverage sales platform in the profitable Andean Pact region is part of AmBev’s expansion targets. During 3Q04, we continued the consolidation and revitalization of the distribution systems in each of these operations. In the case of Ecuador, we launched Brahma nationwide in the first days of October, and sales results for the first weeks are very promising. In the case of Peru, our plant in Lima is already under construction and we expect to launch one of AmBev’s beer brands, produced locally, in the first half of 2005.

Cerveceria Nacional’s operations in Venezuela continue to focus on Caracas, Venezuela’s main market, where the company has a market share of approximately 30%. Our goal is to master the well-succeeded practices implemented in the region and lever them to achieve an expressive market share in the country. The discipline and dedication of the Caracas operations contributed significantly for AmBev to outperform the strong market growth.

In the case of Central America and the Caribbean, Cerveceria Rio (Guatemala) and Embotelladora Dominicana – “Embodom” (Dominican Republic) continue to generate the most important results among AmBev-controlled Latin American operations. Cerveceria Rio has consistently achieved expressive results in Guatemala, and the expansion of its operations to Nicaragua has been proving to be very promising. Embodom, on its turn, continues to strengthen its distribution system in the country and to improve its already leading market position in the Dominican CSD market, consistently delivering EBITDA margins of approximately 25%. The brewing facility in Santo Domingo (already under construction) should be concluded in the first half of 2005.

Hispanic Latin America’s operations controlled by AmBev contributed R$9.8 million to consolidated EBIT and R$23.8 million to consolidated EBITDA.

North America

Note on Labatt Brewing Company Limited earnings release

Due to the conclusion of the business combination between AmBev and InBev, as of August 27, 2004, AmBev, consolidates in its financial statements the results of Labatt Brewing Company Limited (Labatt). Labatt shares with a local brewery the leadership of the profitable Canadian market, estimated at approximately 22 million hectoliters per year. According to Labatt’s internal estimates, its market share as of September was 41.3%.

From now on, Labatt’s results will be addressed in a new section of the earnings release, called “North America”. The disclosure format will be similar to that of AmBev’s other business units: we present the quarter’s results, and for purposes of discussion and analysis, we also present the results of the same quarter of the previous year.

It is also worth noting that, exceptionally in 3Q04, AmBev will only consolidate the results from September and the last 4 days of August. However, in order to make available results that are comparable to the same period of the previous year, we will present information limited to the month of September. That said, the reader should bear in mind that some of the figures mentioned in this section might be slightly different to the ones actually consolidated in AmBev’s results (for accurate Labatt financial statements consolidated by AmBev please refer to the segmented information table at the end of this report).

Labatt’s Results

In the period mentioned above (September and last 4 days of August), Labatt contributed R$407.8 million (C$179.9 million) to AmBev’s consolidated net revenues; R$277.9 million (C$122.6 million) to consolidated gross profit; R$139.3 million (C$61.5 million) to consolidated EBIT; and R$159.1 million (C$70.2 million) to consolidated EBITDA.

Below are the main operational highlights of Canada and the comparable results in 2003 for reference. As already mentioned, the figures below correspond only to the months of September 2003 and 2004, and not to the full consolidation period of AmBev’s results.

-	Total volumes amounted to 846,000 hectoliters, a 4.5% decrease.

•

The domestic sales segment amounted to 719,000 hectoliters, a slight decrease of 0.2%. Despite the market share loss (approximately 1 p.p.) in the Province of Ontario, volumes recovery in Quebec due to the normalization of the supply to this Province practically offset the negative impact of the market share decrease.

•

The export segment reported volumes of 127,000 hectoliters, a 24.1% decrease. The main reason was the decision to drastically reduce the co-packing contract with another brewery in the United States. The reduction of volumes produced under that contract was of approximately 29,000 hectoliters. Export volumes of Labatt’s proprietary brands to the United States decrease 7.6%.

-

Revenues per hectoliter in the domestic market reached C$212.0, a 6.3% increase. This increase was due to (i) general consumer price increases averaging approximately 2.6% in all provinces and (ii) the normalization of the operations in Quebec, a province where Labatt’s stake in the beer market margin pool is significantly higher than its Canadian average. The go-to-market in Quebec allows Labatt to implement its revenue management initiatives more effectively.

-

Revenue per hectoliter of exports to the United States was C$65.8, a figure significantly higher than the one recorded in the previous year. In this case, however, comparison between periods is not consistent due to the previous accounting practices of recording sales in Labatt USA.

-	EBITDA margin reached 39.7%, compared to 27.3% in September 2003. However, it is important to note the following:

•	2003 margin was severely penalized by extraordinary expenses arising from a strike in Quebec.

•

September 2004 results benefited from Labatt’s accounting practices regarding marketing expenses, which are recorded at the moment they occur (whereas at AmBev marketing expenses are booked according to the expected volume curve, reducing the volatility of these expenses throughout the year). Due to the different timing of marketing expenses in 3Q04 and 3Q03, the result in September 2004 benefited from lower marketing expenses.

•

EBITDA margin in Canada has a high volatility throughout the year. To illustrate that, it is worth mentioning that accumulated EBITDA margin from January to May 2004, as already disclosed by AmBev[3], was 20.6%.

______________________
3 Documents related to the August 27, 2004 Extraordinary Shareholder Meeting.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s operations in Brazil, HILA (Hispanic Latin America) and North America (consolidated from August 27, 2004 onwards) result in our consolidated financial statements.

Net Revenues

Consolidated net revenues reached R$2,951.0 million in the quarter, 46.0% higher than 3Q03 (R$2,020.9). Brazilian operations contributed R$2,088.0 million, approximately 71% of total consolidated revenues (3Q03: 89%), increasing by 16.2% (3Q03: R$1,797.5). HILA’s net revenues increased by 103.8%, reaching R$455.2 million (3Q03: R$223.4 million), contributing 15% to consolidated net revenues (3T03: 11%). The North America business unit contributed R$407.8 million, or 14% of consolidated net revenues.

Net revenues for the Brazilian operations benefited from the Beer and CSD & Nanc segments. The main reasons behind Beer Brazil’s good performance (+17.2%) were (i) market share recovery (67% in September); (ii) market expansion (+4.6%, according to ACNielsen) and (iii) increase in revenue per hectoliter to R$120.3 (2Q04: R$117.4). In the CSD and Nanc segment, a small drop in market share (-0.2 p.p.) to 16.2% (Sep/04) was offset by higher revenue per hectoliter (+10.0%), due to (i) small price repositioning in specific presentations and at certain channels and (ii) greater percentage of cans in the sales mix.

Regarding the HILA business unit, results were driven mostly by the continuous recovery of Quinsa’s operations (+45.9%) due mainly to the organic growth of Southern Cone’s operations as well as the consolidation of a higher average percentage of results (52.3% 3Q04 X 43.3% 3Q03). Quinsa contributed R$252.0 million to AmBev’s consolidated net revenues.

The other HILA operations contributed net revenues of R$203.3 million, increasing by four times. This performance is explained by the new AmBev operations in Ecuador, Guatemala, Peru and Dominican Republic, as well as the organic growth in Venezuela (volumes +47.2%).

Net Revenues R$ million	3Q04	3Q03	Chg. %
Beer Brazil	1,686.0	1,438.4	+17.2%
CSD & Nanc	350.5	307.4	+14.1%
Other	51.5	51.8	-0.6%
Total Brazilian Operations	2,088.0	1,797.5	+16.2%

HILA	455.2	223.4	+103.8%
North America	407.8	n.m.	n.m.
TOTAL – AmBev Consolidated	2,951.0	2,020.9	+46.0%

Values may not add up due to rounding.

Cost of Goods Sold (COGS)

Consolidated cost of goods sold (COGS) totaled R$1,179.1 million in the quarter (+31.5%). Excluding depreciation (R$90.6 million), consolidated cash COGS amounted to R$1,088.6 million (+35.0%). Consolidated COGS per hectoliter increased by 3.7%, reaching R$50.5 (3Q03: R$48.7).

In the Brazilian operations, COGS totaled R$821.7 million (3Q03: R$777.9 million), or R$44.6 per hectoliter. (3Q03: R$47.9), accounting for 70% of AmBev’s consolidated COGS. COGS per hectoliter declined by 7% when compared to 3Q03, and by 1 % on a sequential basis, mainly reflecting the greater dilution of fixed operating costs in both Beer and CSD & Nanc segments, as well as a more favorable currency scenario. As a result, gross margin of the Brazilian operations increased to 60.6% (3Q03: 56.7%).

In HILA, COGS totaled R$227.6 million, up 91.6% against 3Q03 (R$118.8 million), mainly due to the operations’ organic growth and AmBev’s greater average interest in Quinsa. However, COGS per hectoliter increased by only 2.7%, totaling R$55.9 (3Q03: R$54.4). HILA’s COGS accounted for 19% of AmBev’s consolidated COGS.

In North America, COGS of approximately one month of operations totaled R$129.9 million, or R$153.5 per hectoliter, accounting for 11% of AmBev’s consolidated COGS.

Cost Breakdown R$ millions	3Q04	3Q03	% Change
Brazilian Operations
Raw Material	208.8	219.0	-4.7%
Packaging	378.4	333.4	13.5%
Labor	48.5	47.8	1.5%
Depreciation	51.9	69.1	-24.9%
Other	134.1	108.6	23.5%
Total - Brazilian Operations	821.7	777.9	5.6%
Cost of Goods Sold Excluding Depreciation (Brazil)	769.8	708.8	8.6%

HILA Operations	227.6	118.8	91.6%
North America Operations	129.9	n.a.	n.m.
TOTAL - AmBev Consolidated	1,179.1	896.7	31.5%

Values may not add due to rounding. COGS for HILA Operations are based on a proportional consolidation of Quinsa operations, plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador. COGS for North America Operations refers to Labatt business.

Cost Breakdown R$/hl	3Q04	3Q03	% Change
Brazilian Operations
Raw Material	11.3	13.5	-16.1%
Packaging	20.5	20.5	0.0%
Labor	2.6	2.9	-10.7%
Depreciation	2.8	4.3	-33.9%
Other	7.3	6.7	8.7%
Total - Brazilian Operations	44.6	47.9	-7.0%
Cost of Goods Sold Excluding Depreciation (Brazil)	41.8	43.7	-4.4%

HILA Operations	55.9	54.4	2.7%
North America Operations	153.5	n.a.	n.m.
TOTAL - AmBev Consolidated	52.4	48.7	7.6%

Values may not add due to rounding. COGS per hl for HILA Operations are based on a proportional consolidation of Quinsa operations, plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador. COGS per hl for North America Operations refers to Labatt business.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses totaled R$863.1 million (+59.1%). These expenses are comprised of (i) sales and marketing expenses of R$355.6 million (+98.2%); (ii) direct distribution expenses of 218.3 million (+39.2%); (iii) general and administrative expenses of R$152.7 million (+51.9%) and (iv) depreciation and amortization of R$136.5 million (+29.2%).

Selling, general and administrative expenses for the Brazilian operations accounted for 66% of consolidated expenses, amounting to R$565.9 million (+22.9%).

The increase in sales and marketing expenses for Beer Brazil, combined with the increase in direct distribution expenses and depreciation, were the main factors driving operating expenses.

Sales and marketing expenses for the Brazilian operations totaled R$175.3 million (+33.7%). The increase in these expenses is related not only to higher advertising expenditures in the beer segment, but also to trade marketing programs aimed at improving our service and relationship with the points of sale. As a consequence of such investments, we continued our consistent trend of market share recovery, reaching our 67% goal in September.
In Brazil, direct distribution expenses totaled R$186.9 million (+27.8%), allowing us to reach 43.3% of the volume sold (3Q03: 37.4%), while general and administrative expenses totaled R$93.6 million (+5.1%).

Depreciation and amortization for the Brazilian operations totaled R$110.2 million (+17.1%). The increase of depreciation and amortization expenses is related to the expansion of our direct distribution network and a greater number of sub-zero coolers installed at strategic points of sale.

In the HILA business unit, selling, general and administrative expenses represented 18% of consolidated expenses in the quarter, totaling R$158.6 million (+93.3%). In this business unit, the expenses breakdown was the following: (i) sales and marketing expenses of R$77.1 million (+59.5%); (ii) general and administrative expenses of R$35.3 million (+207.3%); (iii) direct distribution expenses of R$24.5 million (+130.2%) and (iv) depreciation of R$21.6 million (+86.9%).

Selling, general and administrative expenses for the North America business unit, related to approximately one month of consolidation, accounted for 16% of consolidated expenses in the quarter, totaling R$138.6 million. Such expenses are comprised of: (i) sales and marketing expenses of R$103.2 million; (ii) general and administrative expenses of R$23.8 million; (iii) direct distribution expenses of R$7.0 million; and (iv) depreciation of R$4.7 million.

Provision for Contingencies

Net provisions amounted to R$27.9 million in the quarter, R$27.5 million of which were reported by the Brazilian operations. This amount is primarily comprised of R$24.6 million related to ICMS tax provisions.

Other Operating Income, Net

AmBev’s consolidated net other operating income amounted to R$332.7 million in the quarter. The main components were: (i) R$245.7 million loss related to goodwill amortization from CBB, Quinsa and Labatt; (ii) R$93.5 million loss related to exchange variation on investments abroad; (iii) R$33.1 million gain related to some tax incentives realized by AmBev’s subsidiaries (mainly CBB); and (iv) R$19.0 million loss related to PIS and Cofins on other revenues.

Financial Income and Financial Expenses

AmBev’s Brazilian foreign currency debt exposure remains fully protected by hedge transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lowest between market value and accrual basis. Because of this difference in accounting practice, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

Breakdown of Net Financial Result R$ 000	3Q04	3Q03
Financial income
Net gains from derivative instruments	(51,516)	72,428
Foreign exchange gains (losses) on assets	(48,611)	469
Financial income on cash and cash equivalents	23,093	47,624
Interest on taxes, contributions and judicial deposits	7,265	31,998
Others	23,663	251
Total	(46,106)	152,770

Financial expense
Foreign exchange gains (losses) on debt	330,525	(113,731)
Net losses from derivative instruments	(221,826)	15,722
Interest expense on foreign currency debt	(112,047)	(65,226)
Interest expense on local currency debt	(32,518)	(31,927)
Taxes on financial transactions	(31,364)	(23,054)
Interest on contingencies and others	(14,353)	(35,133)
Other	(10,925)	(8,127)
Total	(92,508)	(261,476)

Net Financial Result – Total AmBev Consolidated	(138,614)	(108,706)

Values may not add up due to rounding.

At September 30, 2004, our net debt for Brazilian operations was R$3,051.3 million, 9.7% lower than the R$3,379.0 million reported in the previous quarter.

Debt Position – Brazil R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	382.8	389.5	772.3
Long-Term Debt	564.3	2,939.6	3,503.9
Total	947.1	3,329.1	4,276.2

Cash and Marketable Securities(1)			1,224.8
Net Debt			3,051.3

(1)	Including net results from derivatives transactions.
Note: Values may not add up due to rounding.

Considering only the net debt of Brazilian operations, local currency debt remains comprised primarily by funding from the Brazilian Development Bank – BNDES. Average cost of short and long-term debts in Reais was 13.6% and 5.0%, respectively. Our foreign currency debt is comprised primarily of 10-year Bonds issued in 2001 and 2003. Average cost of short and long-term debts denominated in foreign currency are 5.7% and 11.3%, respectively.

Considering HILA and North America operations, consolidated net debt was R$6,365.7 million at September 30, 2004. Short-term debt totaled R$1,487.7 million, and long term debt R$6,210.7 million.

Debt Position – AmBev Consolidated R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	382.8	1,104.9	1,487.7
Long-Term Debt	564.3	5,646.4	6,210.7
Total	947.1	6,751.3	7,698.4

Cash and Marketable Securities(1)			1,332.7
Net Debt			6,365.7

(1)	Including net results from derivatives transactions.
Note: Values may not add up due to rounding.

Regarding our capital structure, it is worth mentioning that on July 28 we fully amortized the Syndicated Loan denominated in yens, which figured in our short term debt position at June 30 in the amount of R$1,125.7 million (R$974.7 million net of the hedge effect of the corresponding debt). Additionally, we have consolidated Labatt’s net debt in the amount of R$2.514.9 million.

Non-Operating Income/Expense

During the third quarter of 2004, consolidated non-operating expenses totaled R$104.7 million, R$100.2 million of which were related to the Brazilian operations, and R$4.5 million to the HILA and North America operations combined. Non-operating expenses related to the Brazilian operations were mainly comprised of a R$96.4 million loss related to the net effect of Quinsa’s share buyback program, which, despite increasing AmBev’s stake in that company, has a negative effect on Quinsa’s Shareholders Equity as Quinsa’s shares are trading above book value.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$140.1 million. At the nominal tax rate of 34%, the third quarter income tax provision would have amounted to R$91.0 million. The provision for income tax and social contribution was negatively affected by non-taxable earnings from subsidiaries abroad and by the effect of non-deductible goodwill amortization. On the other hand, the provision for interest on own capital and deduction of fiscal incentives had a positive impact.

Income Tax and Social Contribution	3Q04
R$ million
Net income before income tax , social contribution and minorities	267.7
Income tax and social contribution at nominal tax rate (34%)	(91.0)
Interest on own capital	71.3
Effect of non-deductible goodwill amortization	(16.4)
Non-taxable earnings from subsidiaries abroad	(162.9)
Equity gains from subsidiaries	11.3
Deduction of fiscal incentives from income tax	33.9
Permanent additions and subtractions and others	13.5
Total income taxes and social contribution expenses	(140.4)

Values may not add up due to rounding.

Profit Sharing and Contributions

During the third quarter AmBev provisioned, on a consolidated basis, R$37.3 million related to employee profit sharing.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$4.4 million in the quarter. Gains were mainly related to the minority interest in our HILA operations.

Net Income

In the quarter, net income for the Brazilian operations amounted to R$228.3 million (-36.2%). Consolidated net income, which is the basis for the calculation of dividends, reached R$131.7 million in the period (-61.3%). Consolidated earnings per thousand shares (based on 55.0 billion outstanding shares) was R$2.39 (US$0.80).

RECENT DEVELOPMENTS

Business Combination with InBev (former Interbrew)

On August 27, 2004, AmBev informed the market of the closing of the transactions with Interbrew S.A. announced on March 3, 2004. The business combination between AmBev and InBev S.A. (InBev), the new denomination of Interbrew S.A., established the world’s largest beer platform.

The transactions involved the merger of an indirect holding company of Labatt Brewing Company Limited (“Labatt”) into AmBev, as well as the contribution of all shares of an indirect holding company of AmBev into InBev.

Mandatory Tender Offer (“MTO”)

On October 12, 2004, the company informed the market that InBev had filed with Comissão de Valores Mobiliários (“CVM”) its request for approval of the terms and conditions of the mandatory tender offer (“MTO”) resulting from the combination with AmBev, as required by article 254-A of the Brazilian Corporate Law # 6,404/76.

InBev has proposed to offer AmBev’s common shareholders the option to: (i) exchange common AmBev shares into InBev shares, at an exchange ratio equivalent to 80% of the exchange ratio agreed with the former controlling shareholders of AmBev; or (ii) cash payment in Reais equivalent to €353,28 for each thousand common shares of AmBev. Terms and conditions of the MTO cannot be considered final until approved by the CVM.

Beverage Associates (BAC) Corp. not to accelerate exercise of share exchange option

On October 28, 2004, AmBev announced that had been informed by Beverage Associates (BAC) Corp. that BAC has elected not to accelerate the exercise of its option to exchange all Class A shares of Quilmes Industrial (Quinsa), Société Anonyme currently held by BAC for common and preferred shares of AmBev.

Quinsa, Argentina’s largest beer producer, is jointly controlled by AmBev and BAC. Pursuant to the existing agreements between AmBev and BAC, BAC has the right, exercisable in April of each year, to exchange its Quinsa Class A shares for a number of AmBev common and preferred shares determined in accordance with a pre-defined formula. However, the change of AmBev's control structure, resulting from the completion of the recent business combination with InBev, gave BAC the ability to accelerate the exercise of its option under the existing agreements.

In light of BAC’s decision not to accelerate its option in connection with the change in the control structure, BAC’s option next becomes exercisable in April of 2005.

AmBev currently holds 230,920,000 Quinsa Class A shares and 38,388,914 Quinsa Class B shares, representing a 39.5% voting and 54.5% economic interest in Quinsa. BAC currently holds 373,520,000 Quinsa Class A shares, representing a 54.8% voting and 33.1% economic interest in Quinsa.

Share Buyback Program

On September 15, 2004, given that 99% of the financial limit of the buyback program announced on July 6, 2004 was reached, AmBev’s Board of Directors approved the closing of the buyback program and the issue of a new program, limited to R$500 million and with a 365-day term. A new program to acquire call options and issue put options linked to AmBev’s shares was also approved, in accordance with CVM Instruction 390/03, and respecting the limits of the program as a whole.
From July 1, 2004 to September 30, 2004, AmBev has acquired 906 million preferred shares, totaling R$585.4 million.

Share Buyback Programs - 2004
Issue	Limit	Term	Closing/ Expiration	% Concluded
Mar/22/04	R$500 million	60 days	May/23/04	39%

May/23/04	R$500 million	360 days	Jul/06/04	98%

Jul/06/04	R$500 million	360 days	Sep/14/04	99%

Sep/14/04	R$500 million	360 days	Open	n.a.

Values may not add up due to rounding.

Cancellation of Shares

In an Extraordinary Shareholders’ Meeting held on October 6, 2004, AmBev’s Board of Directors approved the cancellation of 800,000,000 treasury preferred shares, with no impact on AmBev’s total capital.

3Q04 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito CEO for Brazilian Operations Luiz Fernando Sales and Distribution Director Juan Vergara COO for Hispanic Latin America (HILA) Felipe Dutra CFO and Investor Relations Director

Date	November 3, 2004 (Wednesday)

Time	4:30 pm (US ET) 7:30 pm (São Paulo Time)

Numbers	US / International Participants	(+1) 973-935-8511
	Toll Free – Brazil Participants	0800-891-5046
	Toll Free – UK Participants	0800-068-9199
	Conference Call ID	AmBev or 5310036

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%
Volumes (000 hl)	14,012	11,968	17.1%	4,424	4,266	3.7%				18,436	16,234	13.6%
R$ million
Net Sales	1,686.0	1,438.4	17.2%	350.5	307.4	14.1%	51.5	51.8	-0.6%	2,088.0	1,797.5	16.2%
COGS	(601.4)	(549.2)	9.5%	(187.9)	(195.0)	-3.7%	(32.4)	(33.7)	-3.8%	(821.7)	(777.9)	5.6%
Gross Profit	1,084.6	889.2	22.0%	162.6	112.3	44.8%	19.1	18.1	5.6%	1,266.3	1,019.6	24.2%
SG&A	(476.7)	(377.6)	26.2%	(88.5)	(82.2)	7.7%	(0.7)	(0.7)	4.1%	(565.9)	(460.5)	22.9%
EBIT	607.9	511.6	18.8%	74.1	30.2	145.7%	18.3	17.3	5.6%	700.4	559.1	25.3%
Depr. & Amort.	(127.0)	(129.0)	-1.6%	(35.0)	(34.2)	2.6%	0.0	0.0	n.m.	(162.0)	(163.2)	-0.7%
EBITDA	734.9	640.6	14.7%	109.2	64.3	69.7%	18.3	17.3	5.6%	862.4	722.3	19.4%
% of Total EBITDA	64.7%	82.4%		9.6%	8.3%		1.6%	2.2%		75.9%	92.9%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.7%	-38.2%		-53.6%	-63.5%		-62.9%	-65.1%		-39.4%	-43.3%
Gross Profit	64.3%	61.8%		46.4%	36.5%		37.1%	34.9%		60.6%	56.7%
SG&A	-28.3%	-26.3%		-25.3%	-26.7%		-1.5%	-1.4%		-27.1%	-25.6%
EBIT	36.1%	35.6%		21.1%	9.8%		35.6%	33.5%		33.5%	31.1%
Depr. & Amort.	-7.5%	-9.0%		-10.0%	-11.1%		0.0%	0.0%		-7.8%	-9.1%
EBITDA	43.6%	44.5%		31.1%	20.9%		35.6%	33.5%		41.3%	40.2%
Per Hectoliter (R$/hl)
Net Sales	120.3	120.2	0.1%	79.2	72.0	10.0%				113.3	110.7	2.3%
COGS	(42.9)	(45.9)	-6.5%	(42.5)	(45.7)	-7.1%				(44.6)	(47.9)	-7.0%
Gross Profit	77.4	74.3	4.2%	36.8	26.3	39.6%				68.7	62.8	9.4%
SG&A	(34.0)	(31.6)	7.8%	(20.0)	(19.3)	3.9%				(30.7)	(28.4)	8.2%
EBIT	43.4	42.7	1.5%	16.8	7.1	137.0%				38.0	34.4	10.3%
Depr. & Amort.	(9.1)	(10.8)	-15.9%	(7.9)	(8.0)	-1.0%				(8.8)	(10.1)	-12.6%
EBITDA	52.4	53.5	-2.0%	24.7	15.1	63.7%				46.8	44.5	5.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%
Volumes (000 hl)	6,345	4,611	37.6%	846	n.a.	n.m.	25,627	20,845	22.9%
R$ million
Net Sales	455.2	223.4	103.8%	407.8	n.a.	n.m.	2,951.0	2,020.9	46.0%
COGS	(227.6)	(118.8)	91.6%	(129.9)	n.a.	n.m.	(1,179.1)	(896.7)	31.5%
Gross Profit	227.6	104.6	117.7%	277.9	n.a.	n.m.	1,771.8	1,124.2	57.6%
SG&A	(158.6)	(82.1)	93.3%	(138.6)	n.a.	n.m.	(863.1)	(542.6)	59.1%
EBIT	69.0	22.5	206.6%	139.3	n.a.	n.m.	908.7	581.6	56.2%
Depr. & Amort.	(45.2)	(33.1)	36.8%	(19.8)	n.a.	n.m.	(227.0)	(196.2)	15.7%
EBITDA	114.2	55.6	105.6%	159.1	n.a.	n.m.	1,135.7	777.8	46.0%
% of Total EBITDA	10.1%	7.1%		14.0%	n.m.		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.m.		100.0%	100.0%
COGS	-50.0%	-53.2%		-31.9%	n.m.		-40.0%	-44.4%
Gross Profit	50.0%	46.8%		68.1%	n.m.		60.0%	55.6%
SG&A	-34.8%	-36.7%		-34.0%	n.m.		-29.2%	-26.8%
EBIT	15.2%	10.1%		34.2%	n.m.		30.8%	28.8%
Depr. & Amort.	-9.9%	-14.8%		-4.8%	n.m.		-7.7%	-9.7%
EBITDA	25.1%	24.9%		39.0%	n.m.		38.5%	38.5%
Per Hectoliter (R$/hl)
Net Sales	111.8	102.3	9.3%	482.0	n.m.	n.m.	126.4	109.7	15.2%
COGS	(55.9)	(54.4)	2.7%	(153.5)	n.m.	n.m.	(50.5)	(48.7)	3.7%
Gross Profit	55.9	47.9	16.7%	328.5	n.m.	n.m.	75.9	61.0	24.3%
SG&A	(38.9)	(37.6)	3.7%	(163.8)	n.m.	n.m.	(37.0)	(29.5)	25.5%
EBIT	16.9	10.3	64.4%	164.7	n.m.	n.m.	38.9	31.6	23.2%
Depr. & Amort.	(11.1)	(15.1)	-26.6%	(23.4)	n.m.	n.m.	(9.7)	(10.7)	-8.8%
EBITDA	28.1	25.4	10.3%	188.1	n.m.	n.m.	48.6	42.2	15.2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	9M04	9M03%		9M04	9M03%		9M04	9M03%		9M04	9M03%
Volumes (000 hl)	39,360	39,143	0.6%	13,146	13,186	-0.3%				52,506	52,330	0.3%
R$ million
Net Sales	4,645.4	4,176.7	11.2%	1,007.9	931.0	8.3%	128.5	145.0	-11.4%	5,781.8	5,252.8	10.1%
COGS	(1,697.1)	(1,789.3)	-5.2%	(573.6)	(643.1)	-10.8%	(73.9)	(91.1)	-18.9%	(2,344.6)	(2,523.6)	-7.1%
Gross Profit	2,948.3	2,387.4	23.5%	434.3	287.9	50.8%	54.7	53.9	1.3%	3,437.2	2,729.2	25.9%
SG&A	(1,432.7)	(1,075.6)	33.2%	(258.1)	(238.5)	8.2%	(2.2)	(1.9)	16.0%	(1,693.0)	(1,315.9)	28.7%
EBIT	1,515.6	1,311.8	15.5%	176.2	49.5	256.2%	52.4	52.0	0.8%	1,744.2	1,413.3	23.4%
Depr. & Amort.	(386.2)	(377.4)	2.3%	(105.7)	(94.6)	11.7%	0.0	0.0	n.m.	(491.8)	(472.0)	4.2%
EBITDA	1,901.7	1,689.3	12.6%	281.9	144.0	95.7%	52.4	52.0	0.8%	2,236.0	1,885.3	18.6%
% of Total EBITDA	68.8%	84.2%		10.2%	7.2%		1.9%	2.6%		80.9%	94.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.5%	-42.8%		-56.9%	-69.1%		-57.5%	-62.8%		-40.6%	-48.0%
Gross Profit	63.5%	57.2%		43.1%	30.9%		42.5%	37.2%		59.4%	52.0%
SG&A	-30.8%	-25.8%		-25.6%	-25.6%		-1.7%	-1.3%		-29.3%	-25.1%
EBIT	32.6%	31.4%		17.5%	5.3%		40.8%	35.9%		30.2%	26.9%
Depr. & Amort.	-8.3%	-9.0%		-10.5%	-10.2%		0.0%	0.0%		-8.5%	-9.0%
EBITDA	40.9%	40.4%		28.0%	15.5%		40.8%	35.9%		38.7%	35.9%
Per Hectoliter (R$/hl)
Net Sales	118.0	106.7	10.6%	76.7	70.6	8.6%				110.1	100.4	9.7%
COGS	(43.1)	(45.7)	-5.7%	(43.6)	(48.8)	-10.5%				(44.7)	(48.2)	-7.4%
Gross Profit	74.9	61.0	22.8%	33.0	21.8	51.3%				65.5	52.2	25.5%
SG&A	(36.4)	(27.5)	32.5%	(19.6)	(18.1)	8.6%				(32.2)	(25.1)	28.2%
EBIT	38.5	33.5	14.9%	13.4	3.8	257.3%				33.2	27.0	23.0%
Depr. & Amort.	(9.8)	(9.6)	1.7%	(8.0)	(7.2)	12.1%				(9.4)	(9.0)	3.8%
EBITDA	48.3	43.2	12.0%	21.4	10.9	96.3%				42.6	36.0	18.2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	9M04	9M03%		9M04	9M03%		9M04	9M03%
Volumes (000 hl)	19,429	12,969	49.8%	846	n.a.	n.m.	72,781	65,298	11.5%
R$ million
Net Sales	1,313.6	621.0	111.5%	407.8	n.a.	n.m.	7,503.2	5,873.9	27.7%
COGS	(635.4)	(338.4)	87.8%	(129.9)	n.a.	n.m.	(3,110.0)	(2,862.0)	8.7%
Gross Profit	678.1	282.7	139.9%	277.9	n.a.	n.m.	4,393.2	3,011.9	45.9%
SG&A	(435.2)	(250.3)	73.9%	(138.6)	n.a.	n.m.	(2,266.8)	(1,566.2)	44.7%
EBIT	243.0	32.4	650.5%	139.3	n.a.	n.m.	2,126.5	1,445.7	47.1%
Depr. & Amort.	(126.4)	(88.2)	43.3%	(19.8)	n.a.	n.m.	(638.0)	(560.2)	13.9%
EBITDA	369.4	120.6	206.3%	159.1	n.a.	n.m.	2,764.5	2,005.9	37.8%
% of Total EBITDA	13.4%	6.0%		5.8%	n.m.		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.m.		100.0%	100.0%
COGS	-48.4%	-54.5%		-31.9%	n.m.		-41.4%	-48.7%
Gross Profit	51.6%	45.5%		68.1%	n.m.		58.6%	51.3%
SG&A	-33.1%	-40.3%		-34.0%	n.m.		-30.2%	-26.7%
EBIT	18.5%	5.2%		34.2%	n.m.		28.3%	24.6%
Depr. & Amort.	-9.6%	-14.2%		-4.8%	n.m.		-8.5%	-9.5%
EBITDA	28.1%	19.4%		39.0%	n.m.		36.8%	34.1%
Per Hectoliter (R$/hl)
Net Sales	109.0	102.6	6.2%	482.0	n.m.	n.m.	114.7	100.6	14.0%
COGS	(52.7)	(55.9)	-5.7%	(153.5)	n.m.	n.m.	(47.6)	(49.0)	-3.0%
Gross Profit	56.3	46.7	20.4%	328.5	n.m.	n.m.	67.2	51.6	30.2%
SG&A	(36.1)	(41.4)	-12.7%	(163.8)	n.m.	n.m.	(34.7)	(26.8)	29.2%
EBIT	20.2	5.4	276.8%	164.7	n.m.	n.m.	32.5	24.8	31.3%
Depr. & Amort.	(10.5)	(14.6)	-28.1%	(23.4)	n.m.	n.m.	(9.8)	(9.6)	1.7%
EBITDA	30.6	19.9	53.8%	188.1	n.m.	n.m.	42.3	34.4	23.0%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	3Q04	3Q03%		3Q04	3Q03%

Net Sales	2,087,990	1,797,518	16.2%	2,950,969	2,020,881	46.0%
Cost of Goods Sold	(821,683)	(777,925)	5.6%	(1,179,131)	(896,704)	31.5%
Gross Profit	1,266,307	1,019,593	24.2%	1,771,838	1,124,177	57.6%
Gross Margin (% )	60.6%	56.7%		60.0%	55.6%

Selling and Marketing Expenses	(175,279)	(131,103)	33.7%	(355,569)	(179,438)	98.2%
% of sales	8.4%	7.3%		12.0%	8.9%
Direct Distribution Expenses	(186,860)	(146,243)	27.8%	(218,348)	(156,898)	39.2%
% of sales	8.9%	8.1%		7.4%	7.8%
General & Administrative	(93,639)	(89,072)	5.1%	(152,746)	(100,574)	51.9%
% of sales	4.5%	5.0%		5.2%	5.0%
Depreciation & Amortization	(110,166)	(94,067)	17.1%	(136,460)	(105,646)	29.2%
Total SG&A	(565,944)	(460,484)	22.9%	(863,124)	(542,557)	59.1%
% of sales	27.1%	25.6%		29.2%	26.8%

EBIT	700,363	559,108	25.3%	908,714	581,620	56.2%
% of sales	33.5%	31.1%		30.8%	28.8%

Provisions, Net	(27,497)	(81,381)	-66.2%	(27,906)	(73,681)	-62.1%
Other Operating (Expense)	(133,967)	27,400	n.m.	(332,748)	5,425	n.m.
Equity Income	-	-	n.m.	173	(2,869)	n.m.
Interest Expense	(64,665)	(242,761)	-73.4%	(92,508)	(261,478)	-64.6%
Interest Income	(51,091)	160,551	n.m.	(46,107)	152,770	n.m.
Net Interest Income (Expense)	(115,756)	(82,210)	40.8%	(138,614)	(108,707)	27.5%
Non-Operating Income (Expense)	(100,152)	18,476	n.m.	(104,679)	17,188	n.m.
Income Before Taxes	322,990	441,394	-26.8%	304,942	418,976	-27.2%
Provision for Income Tax/Social Contrib.	(72,226)	(63,370)	14.0%	(140,368)	(62,136)	125.9%
Provision for Profit Sharing & Bonuses	(30,949)	(22,868)	35.3%	(37,268)	(22,868)	63.0%
Minority Interest	8,502	2,961	187.1%	4,421	6,385	-30.8%

Net Income	228,317	358,117	-36.2%	131,727	340,357	-61.3%
% of sales	10.9%	19.9%		4.5%	16.8%

Depreciation and Amortization	162,045	163,171	-0.7%	227,035	196,229	15.7%
EBITDA	862,408	722,279	19.4%	1,135,749	777,849	46.0%
% of sales	41.3%	40.2%		38.5%	38.5%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	9M04	9M03%		9M04	9M03%

Net Sales	5,781,846	5,252,819	10.1%	7,503,190	5,873,867	27.7%
Cost of Goods Sold	(2,344,632)	(2,523,576)	-7.1%	(3,109,955)	(2,861,955)	8.7%
Gross Profit	3,437,215	2,729,243	25.9%	4,393,235	3,011,911	45.9%
Gross Margin (%)	59.4%	52.0%		58.6%	51.3%

Selling and Marketing Expenses	(560,263)	(375,564)	49.2%	(884,963)	(513,885)	72.2%
% of sales	9.7%	7.1%		11.8%	8.7%
Direct Distribution Expenses	(533,883)	(414,825)	28.7%	(604,738)	(447,391)	35.2%
% of sales	9.2%	7.9%		8.1%	7.6%
General & Administrative	(278,849)	(260,084)	7.2%	(397,842)	(302,830)	31.4%
% of sales	4.8%	5.0%		5.3%	5.2%
Depreciation & Amortization	(320,048)	(265,467)	20.6%	(379,233)	(302,204)	25.5%
Total SG&A	(1,693,042)	(1,315,940)	28.7%	(2,266,776)	(1,566,309)	44.7%
% of sales	29.3%	25.1%		30.2%	26.7%

EBIT	1,744,172	1,413,303	23.4%	2,126,459	1,445,602	47.1%
% of sales	30.2%	26.9%		28.3%	24.6%

Provisions, Net	(75,947)	(126,478)	-40.0%	(77,142)	(126,478)	-39.0%
Other Operating (Expense)	(81,061)	(201,270)	-59.7%	(317,202)	(202,951)	56.3%
Equity Income	-	-	n.m.	496	(4,395)	n.m.
Interest Expense	(874,944)	(213,328)	310.1%	(952,725)	(257,910)	269.4%
Interest Income	385,968	505,767	-23.7%	396,990	555,308	-28.5%
Net Interest Income (Expense)	(488,976)	292,438	n.m.	(555,735)	297,397	n.m.
Non-Operating Income (Expense)	(146,667)	1,344	n.m.	(147,146)	(11,123)	1222.9%
Income Before Taxes	951,521	1,379,338	-31.0%	1,029,730	1,398,052	-26.3%
Provision for Income Tax/Social Contrib.	(111,304)	(389,404)	-71.4%	(231,179)	(394,189)	-41.4%
Provision for Profit Sharing & Bonuses	(81,785)	(31,387)	160.6%	(92,193)	(31,387)	193.7%
Minority Interest	8,025	6,668	20.4%	(4,561)	5,352	n.m.

Net Income	766,456	965,214	-20.6%	701,797	977,828	-28.2%
% of sales	13.3%	18.4%		9.4%	16.6%

Depreciation and Amortization	491,819	472,015	4.2%	638,002	560,238	13.9%
EBITDA	2,235,992	1,885,318	18.6%	2,764,461	2,005,841	37.8%
% of sales	38.7%	35.9%		36.8%	34.1%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED BALANCE SHEET

Corporate Law R$ 000	AmBev Brazil		AmBev Consolidated
	Sep 2004	Jun 2004	Sep 2004	Jun 2004
ASSETS
Cash	634,059	805,003	710,153	1,029,232
Marketable Securities	590,756	1,190,144	622,552	1,205,062
Non-realized gains with Derivatives	-	178,662	-	178,662
Accounts Receivable	420,317	235,822	845,922	420,777
Inventory	624,624	694,742	1,060,271	903,525
Associated	-	-	-	-
Recoverable Taxes	325,648	369,930	410,422	437,004
Accounts in Advance	28,283	14,806	37,158	37,722
Prepaid Expenses	93,996	139,150	95,977	141,440
Dividend Receivable	-	-	-	-
Other	95,539	90,923	248,979	143,723

Total Current Assets	2,813,222	3,719,182	4,031,433	4,497,147

Recoverable Taxes	2,132,678	2,134,067	2,018,094	1,903,362
Receivable from Employees/Financed Shares	191,193	211,487	192,048	212,402
Deposits/Other	726,193	727,389	1,260,305	1,168,856

Total Long-Term Assets	3,050,064	3,072,943	3,470,447	3,284,620

Investments	16,557,470	2,422,439	18,537,820	1,806,266
Property, Plant & Equipment	2,811,429	2,811,284	5,473,406	4,275,847
Deferred	227,705	233,693	261,147	263,527

Total Permanent Assets	19,596,604	5,467,416	24,272,373	6,345,640

TOTAL ASSETS	25,459,890	12,259,541	31,774,253	14,127,407

LIABILITIES
Short-Term Debt	772,267	1,776,547	1,487,698	2,267,464
Accounts Payable	380,596	132,062	807,140	462,742
Sales & Other Taxes Payable	473,720	460,063	686,918	506,261
Dividend Payable	503,408	215,666	503,408	227,287
Salaries & Profit Sharing Payable	216,429	161,717	265,157	138,899
Income Tax, Social Contribution, & Other	159,399	87,813	686,871	113,915
Other	332,254	200,889	847,370	311,126

Total Current Liabilities	2,838,071	3,034,757	5,284,562	4,027,694

Long-Term Debt	3,503,885	3,776,259	6,210,725	4,204,076
Accounts Payable	-	-	-	-
Income Tax & Social Contribution	54,659	22,453	55,299	23,261
Deferred Sales Tax (ICMS)	254,719	231,868	254,719	231,868
Provision for Contingencies	1,247,502	1,271,383	1,292,351	1,282,368
Pension Funds Provision	74,502	75,717	74,502	75,717
Other	2,587	4,075	693,107	76,815

Total Long-Term Liabilities	5,137,854	5,381,755	8,580,703	5,894,105

TOTAL LIABILITIES	7,975,925	8,416,512	13,865,265	9,921,800

MINORITY INTEREST	159,255	151,139	272,341	239,326

Paid in Capital	4,606,161	3,030,843	4,742,803	3,142,055
Reserves and Treasury shares	13,000,919	293,482	13,176,214	456,661
Retained Earnings	(282,370)	367,565	(282,370)	367,566

SHAREHOLDERS' EQUITY	17,324,710	3,691,890	17,636,647	3,966,282

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	25,459,890	12,259,541	31,774,253	14,127,407

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSO & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 3Q04
Cash Flows from Operating Activities
Net income	131,728
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	229,212
Contingencies and liabilites associated with
tax disputes, including interest	27,906
Financial charges on contingencies	14,329
(Gain) loss on disposal of PP&E, net	8,523
Financial charges on stock option plan	(10,762)
Financial charges on taxes and contributions	4,014
Equity income	(173)
Financial charges on long-term debt	(194,913)
Provision for losses in inventory and other assets	(14)
Deferred income tax (benefit) expense	26,872
Foreign exchange holding effect on assets abroad	78,035
Forex variations and unrealized gains on marketable securities	34,913
(Gains) losses on participation on related companies	91,480
Amortization of goodwill	245,699
Minority interest	(4,421)
(Increase) decrease in assets
Trade accounts receivable	(179,554)
Sales taxes recoverable	27,334
Inventories	44,871
Prepaid expenses	46,451
Receivables and other	(64,481)
(Decrease) increase in liabilites
Suppliers	214,667
Payroll, profit sharing and related charges	74,398
Income tax, social contribution, and other taxes payable	100,857
Cash used for contingencies and legal proceedings	(35,848)
Unrealized losses on derivatives	158,258
Other	(49 758)

Net Cash Provided by Operating Activities	1,019,622

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	15,422
Marketable securities withdrawn (investment)	725,204
Collateral securities and deposits	2,466
Quinsa's share buyback program	(126,644)
Investments in afffiliated companies	(916)
Property, plant and equipment	(312,294)
Cash from first time consolidation of subsidiary	433,347
Payment for deferred asset	(8,200)

Net Cash Provided (Used) in Investing Activities	728,386

Cash Flows from Finandng Activites
Advances to employees for purchase of shares	30,944
Dividends, interest distribution and capital decrease paid	(408)
Repurchase of shares in treasury	(585,359)
Increase in debt	1,442,092
Payment of debt	(2,950,240)
Increase in paid-in capital/Variation in minority interest	(2,649)

Net Cash Provided (Used) in Finandng Activities	(2,065,619)

Foreign Exchange Variations on Cash	(1,467)

Subtotal	(319,078)

Cash and cash equivalents, beginning of period	1,029,232
Cash and cash equivalents, end of period	710,153
Net increase in cash and cash equivalents	(319,078)

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.99	32.90
COMMERCIAL, MANUFACTURING AND OTHER		55,087,640		55,087,640

02	HOHNECK	../-	PRIVATE SUBSIDIARY	0.01	0.00
COMMERCIAL, MANUFACTURING AND OTHER		10,000		10,000

03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		6,510		6,510

04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	1.42
COMMERCIAL, MANUFACTURING AND OTHER		1		1

05	LABATT HOLDING APS	../	PRIVATE SUBSIDIARY	100.00	80.89
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended September 30, 2004 and 2003.

	In thousands of reais

	09.30.04	09.30.03

Operating activities
Net income for the quarter	131,728	340,358
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	229,212	197,067
Goodwill amortized, net of negative goodwill realized	245,699	59,360
Provision for contingencies and liabilities associated to challenges by tax authorities	27,906	73,681
Discount on debt clean-up		(16,572)
Financial charges on fiscal and tax contingencies	14,329	23,380
Provision for losses on inventory and permanent assets	(14)
Financial charges and variations on the stock ownership plan	(10,762)	(7,851)
Financial charges and variations on taxes and contributions	(4,014)	(21,706)
Loss (gain) in the disposal of permanent assets	8,523	(11,303)
Exchange rate variation and charges on financings	(194,913)	207,858
Unrealized exchange rate variation and gains on financial assets	34,913	(120,743)
Increase (reduction) of deferred income tax and social contribution	26,872	(57,960)
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	78,035	(13,861)
Minority interest	(4,421)	(6,386)
Equity accounting results	(173)	2,869
Loss (income) of interest ownership in subsidiaries	91,480	(1,271)

Decrease (increase) in assets
Trade accounts receivable	(179,554)	(79,992)
Taxes recoverable	27,334	(76,355)
Inventories	44,871	42,943
Deposits in court	(15,983)	(20,725)
Prepaid expenses	46,451	30,136
Other	(48,499)	59,040

Increase (decrease) in liabilities
Suppliers	214,667	54,725
Salaries, profit sharing and social charges	74,398	40,618
Income tax, social contribution and other taxes	100,857	70,540
Disbursements linked to contingency provision	(35,848)	(22,145)
Non-realized loss on derivatives	158,258	866
Other	(49,758)	6,372

Cash generated by operating activities	1,019,622	752,943

Investment activities
Marketable securities (maturity over 90 days)	725,204	(215,856)
Securities and collateral	2,466	(3,736)
Acquisition of investments, net of acquired cash	(915)	(120,088)
Disposal of permanent assets	15,422	6,714
Acquisition of property, plant and equipment	(312,294)	(196,693)
Expenditures on deferred charges	(8,200)	(3,906)
Share buyback by subsidiary	(126,644)
Cash in initial consolidation of subsidiary	433,347

Cash generated by (used in) investment activities	728,386	533,565

Financing activities
Financings
Funding obtained	1,442,092	1,747,645
Amortization	(2,950,240)	(493,284)
Changes in the capital of minority shareholders	(2,649)	6,265
Share sale financing	30,944	3,790
Share buyback	(585,359)	(51,595)
Payment of dividends	(408)	(2,153)

Cash used in financing activities	(2,065,620)	1,210,668

Exchange rate gains or losses on cash and cash equivalents	(1,467)	9,488

Decrease in cash and cash equivalents	(319,079)	1,439,534

Cash and cash equivalents at beginning of the quarter	1,029,232	576,251
Cash and cash equivalents at end of the quarter	710,153	2,015,785

Decrease in cash and cash equivalents	(319,079)	1,439,534

Additional Information on cash flow
Payment of interest on loans	95, 190	23,512
Payment of Income Tax and Social Contribution	27,058	73,453

Transactions not affecting cash
Investment allocation of Labatt Brewing Canada Holding Limited in the Company	14,441,024

17.01 - REPORT ON SPECIAL REVIEW - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev (Parent Company and consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.

The Company and consolidated balance sheets as of June 30, 2004, presented for comparative purposes, were reviewed by us and our special review report, dated July 30, 2004, was unqualified. The Company and consolidated statements of income for the quarter and six-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors who issued a special review report thereon, dated November 3, 2003, without qualification.

6.

As mentioned in the explanatory note no. 1b related to the financial statements, on August 27, 2004, the Company’s shareholders approved, in an Extraordinary General Meeting, the conclusion of operations with Interbrew S.A., announced on March 3, 2004. This transaction amongst the two companies has resulted in, among others, the incorporation of Labatt Brewing Canada Holding Ltd,, wholly-owned subsidiary of Interbrew by the Company.

São Paulo, October 28, 2004

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Accountant
CRC n° 2 SP 011609/0-8	CRC n° 1 SP 182515/0-5

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	7
04	01	NOTES TO THE QUARTERLY FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	41
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	42
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	43
07	01	CONSOLIDATED INCOME STATEMENT	45
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	47
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	70
16	01	OTHER RELEVANT INFORMATION ON THE COMPANY	71
17	01	REPORT ON THE SPECIAL REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED	73
		COMPANHIA BRASILEIRA DE BEBIDAS
		HOHNECK
		EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS	/77

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.